Form 20-F
period 2015-12-31
Macrocure Ltd.
filed 2016-04-19
CIK 1606012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Shai Lankry
Chief Financial Officer
Telephone: +972-3-923-5556
E-mail: shai@macrocure.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, the registrant had outstanding 17,057,757 ordinary shares, par value NIS 0.01 per share.

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

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

MACROCURE LTD.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but that is not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.  The statements that we make regarding the following matters are forward-looking by their nature:

•	our prospects for consummating a transaction to acquire a technology or business;

•	the impact of our research and development expenses upon our development of regenerative medicine products or other biotechnology;

•	our estimates regarding expenses, future revenue, capital requirements and the need for additional financing;

•	our ability to obtain and maintain adequate intellectual property rights and adequately protect and enforce such rights;

•	the timing of any future acquisitions that we may make for replacement biotechnology products or intellectual property rights;

•	our ability to develop an alternative product candidate or candidates;

•	the impact of government laws and regulations;

•	our expectations regarding the time during that we will be an emerging growth company under the Jumpstart Our Business Startups, or JOBS, Act; and

•	our expectations regarding the use of proceeds from our IPO.

        Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. In particular, please see the factors described in “Item 3. Key Information – D. Risk Factors”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects”.

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

i

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

•	references to “Macrocure,” “our company,” “the Company,” “the registrant,” “we,” “us,” and “our” refer to Macrocure Ltd.;

•	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, par value NIS 0.01 per share;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “FDA” are to the U.S. Food and Drug Administration;

•	references to the “EMA” are to the European Medicines Agency.

•	references to “IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board, or “IASB”;

•	references to the “articles” are to our amended and restated articles of association, as currently in effect;

•	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the NASDAQ Stock Market;

•	references to the “SEC” are to the United States Securities and Exchange Commission;

•	references to the “IPO” are to the initial public offering of our ordinary shares in the United States, which was consummated on August 5, 2014; and

•	references to the “IPO Prospectus” are to the final prospectus for the IPO, dated July 30, 2014, that we filed with the SEC pursuant to Securities Act Rule 424(b)(4) on July 31, 2014.

ii

PART I

Item 1.                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.                                KEY INFORMATION

A.	Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2015 and 2014 and for each of the three years ended December 31, 2015, 2014 and 2013 has been derived from, and should be read in conjunction with, our audited financial statements and the notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2013 and 2012, and for the year ended December 31, 2012, has been derived from our audited financial statements not included in this annual report. Selected consolidated financial information as of, and for the year ended, December 31, 2011 has been omitted from this annual report because of our status as an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and as per related guidance provided by the SEC.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5 - Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2015	2014	2013	2012
	(in thousands except share and per share data)
Consolidated Statements of Loss and Other Comprehensive Loss Data:
Operating expenses(1):
Research and development expenses, net	$15,369	$15,542	$9,303	$7,168
General and administrative expenses	5,720	5,374	4,567	1,631
Operating loss	(21,089)	(20,916)	(13,870)	(8,799)
Financing income (expenses), net	138	(4,504)	(4,305)	1,043
Loss before income tax	(20,951)	(25,420)	(18,175)	(7,756)
Taxes on income	(152)	(31)	(149)	-
Loss for the year	$(21,103)	$(25,451)	$(18,324)	$(7,756)
Net loss per share(basic and diluted)	$(1.16)	$(2.15)	$(2.46)	$(1.05)
Other comprehensive income (loss)	$26	$(26)	-	-
Total comprehensive loss	$(21,077)	$(25,477)	$(18,324)	$(7,756)
Weighted average number of ordinary shares used in computing loss per share, basic and diluted	18,248,340	11,863,372	7,444,042	7,421,088

	As of December 31,
	2015	2014	2013	2012
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$20,966	$10,868	$18,995	$15,322
Working capital (2)	26,638	44,229	17,593	14,510
Total assets	28,149	48,699	20,738	17,709
Total current liabilities	1,279	2,488	1,971	1,499
Total non-current liabilities	-	-	-	3,114
Total shareholders’ equity	26,870	46,211	18,767	13,096

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,
	2015	2014	2013	2012
	(in thousands)
Research and development expenses, net	$386	$452	$0	$210
General and administrative expenses	1,334	1,211	2,648	31
Total share-based compensation expenses	1,720	1,663	2,648	241

(2)	We define working capital as total current assets minus total current liabilities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Business and Industry

Following our disappointing clinical announcements regarding our Phase III studies for CureXcell, our only product candidate, we expect that we will not generate any future revenues from CurexCell or its underlying intellectual property. We do not currently have an alternate prospective source of future revenues.

Following our disappointing clinical announcements regarding our Phase III studies for CureXcell on August 19 and October 27, 2015, we analyzed data from both Phase III studies in venous leg ulcers, or VLU, and diabetic foot ulcers, or DFU, to understand why these trials did not meet their study endpoints.  While we believe that there may be continuing value to the underlying technology of CureXcell, any attempt by our company to realize upon that value would be quite lengthy and expensive, with no guarantee of success. Our intellectual property relating to our use of hypo-osmotic shock to activate white blood cells, the technology that underlies CureXcell, may have other applications. However, after our failure to meet clinical endpoints in the case of CureXcell, the chances for additional opportunities based on that same technology are very low.  We would have to access significant funding to finance such an attempt, and there would likely be skepticism, both on the part of investors or lenders, and on the part of the FDA, as to whether a new application of our existing intellectual property could succeed where CureXcell did not.

Other than whatever remaining value the intellectual property underlying CureXcell may have, we do not have any other potential revenue-generating assets or other source of potential revenues. Without a prospective source of revenues, there is no way that we will ever be profitable.

We will likely be unable to generate any revenues unless we successfully identify and pursue an entirely new business opportunity, which may not materialize.

After our disappointing results for CureXcell, we commenced a review of all strategic alternatives for our company, while continuing to focus on managing and conserving our existing cash through cost reduction and restructuring initiatives. We concluded that it is in the best interests of our company to focus at the present time on seeking to identify a potential business opportunity, possibly involving an acquisition of, or combination with, or investment in, another company or technology, as a means to utilize our cash reserves in a manner that, if the potential business opportunity is successful, may enable us to generate revenues in the future. We may be unable to identify suitable acquisition or investment candidates, or, if we do identify suitable candidates, we may be unable to complete a transaction on reasonable terms or at all. If we do not complete any transaction in connection with a new business opportunity, and/or if such a business opportunity is not ultimately successful, we may not generate any revenues in the future, while still continuing to incur significant expenses related to seeking potential transactions and to our status as a public company.  If that scenario continues, we may, in the extreme case, eventually be forced to liquidate our company.

There is intense competition for businesses suitable for a transaction of the type we are contemplating.

There is currently a very competitive market for business opportunities, which could reduce the likelihood of consummating a successful transaction for acquisition of a business or technology. We anticipate that we will be an insignificant participant in the business of seeking mergers or joint ventures with, or acquisitions of, small private entities. A large number of established and well-financed entities, including small public companies, venture capital firms, and special purpose acquisition companies, or “SPACs”, are active in mergers and acquisitions of companies that may be desirable target candidates for us. We have significantly less financial resources, technical expertise and managerial capabilities than many of these entities, and we may be unable to effectively compete with such entities in identifying possible business opportunities and successfully completing a transaction. These and other competitive factors may reduce the likelihood of our identifying and consummating a successful transaction.

We may not be able to enter into a transaction of the type contemplated and if we complete such a transaction, we may need to raise additional capital.

Even if we identify a successful target for a transaction, there can be no assurance that we (or the entity with which we combine) will be able to complete any such transaction. In the event that we complete such a transaction, we may need to raise substantial additional capital. In such event, we may need to rely on external sources of financing to meet any capital requirements and to obtain such funding through the debt and equity markets. We cannot provide any assurances regarding the availability of any such additional funding and, if available, regarding the terms thereof. If we fail to obtain such necessary funding, any such transaction may not be successful.

Potential acquisitions of or investments in companies or technologies may negatively impact our financial condition and may not yield the returns expected.

Even if we are able to make an acquisition or investment on reasonable terms, we have no prior experience in successfully completing acquisitions, and we could experience difficulties combining the two companies and/or in retaining and motivating key personnel from these businesses. We may also incur unanticipated liabilities. We cannot be certain that our actual cash requirements resulting from an acquisition, business combination or investment will not be greater than anticipated. Furthermore, there can be no assurance that we will be able to realize the anticipated benefits or synergies of any such acquisition, combination or investment. In that regard, we note that should we combine with, or invest in, any entity that is in the developmental stage, such as we were when we first went public, the ultimate success of such business will depend, in large part, on the combined company’s ability to be successful with clinical trials and in obtaining any required regulatory approvals.

Our board of directors has sole discretion to identify and evaluate transaction candidates and complete such transactions without approval of our shareholders.

We are not obligated to follow any particular operating, financial, geographic or other criteria in evaluating candidates for a potential transaction. We will choose a technology or business that we believe will provide an opportunity for our shareholders potentially to receive long-term financial returns if the transaction is successful and our board will determine the purchase price and other terms and conditions of such transaction. Accordingly, there can be no assurance that any such transaction would be subject to shareholder review or approval. As a general matter, under Israeli law, there is no requirement for us to have an acquisition approved by our shareholders. Furthermore, under the NASDAQ Listing Rules, our status as a foreign private issuer makes inapplicable to us the NASDAQ shareholder approval requirement for an acquisition in which we would issue more than 20% of our existing share capital.

Since we have not yet finalized any binding agreement with respect to a transaction, you cannot currently ascertain the merits or risks of a transaction that we may ultimately enter into.

Because we have not yet advanced with any specific target with respect to having in place a contractually binding agreement for a transaction, we do not have a transaction to present to you for your consideration. While we have already looked at a number of potential transactions and are presently looking at another potential transaction, we believe that, in the absence of a definitive agreement, it would be premature to present any potential transaction. There can also be no assurance that a definitive agreement will be reached or approved by our board of directors with respect to any such transaction.

Clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials do not necessarily predict future results, any product candidate that we (or any company that we may acquire) advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

As we have experienced with CureXcell, clinical failure for any technology or product that we may seek to advance can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical or preclinical trials. In addition, data obtained from trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Success in prior clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. If that were to occur again for us with respect to another product candidate that we acquire, that would have a material adverse effect on our company and financial prospects.

We have a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

Since our inception in 2008, we have been focused on research and development and have not recognized any revenue. Additionally, we have incurred losses since inception, largely reflecting research and development and general and administrative expenses, and experienced net losses of $21.1million, $25.5 million and $18.3 million in the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, we had an accumulated deficit of approximately $89.3 million. Even if we successfully acquire another company or technology, it is likely we will continue to be focused on research and development and will not recognize revenue for a significant period of time. As a result, we anticipate that we will continue to incur significant additional losses and we may never be profitable or achieve revenue.

Our limited history makes it difficult to evaluate our business and prospects.

We have a limited operating history. In particular, we have no prior experience in integrating acquisitions and we could experience difficulties incorporating an acquired company’s personnel, operations or technology into our own or in retaining and motivating key personnel from any such business. Consequently, any predictions about our future performance may not be accurate.

We may need substantial additional capital in the future, which could cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights, and if additional capital is not available, we may have to delay, reduce or cease operations.

To date, we have funded our operations primarily through private and public offerings of our securities and have not recognized any revenue. In the event that we need to obtain additional funding, for example, in connection with the acquisition of another company, or the development of a product or technology that we may acquire, we may not be able to raise this additional capital on reasonable terms or at all. Any additional funding may come from equity offerings, debt financings, collaborations, licensing arrangements or any other means. Further, securing additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize any future products or technologies.

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•           delay, scale back or discontinue the development or commercialization of a product or technology;

•           seek corporate partners for a product on terms that are less favorable than might otherwise be available; or

•           relinquish or license on unfavorable terms our rights to a product or technology, which we otherwise would seek to develop or commercialize ourselves.

Any such consequence may have a material adverse effect on our business, operating results and prospects and on our ability to develop our products or technologies.

If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest in us will be diluted, and the terms of the new equity securities may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also impose restrictive covenants, such as limitations on our ability to incur additional debt or to issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct any business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. In the event that we enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves or reserve for future potential arrangements when we might be able to achieve more favorable terms.

Development and commercialization of any potential product requires our successful completion of the regulatory approval process as well as ongoing regulatory compliance, and may suffer delays or fail.

In the United States, the European Union and other markets, we will be required to apply for and receive marketing authorization before we can commercialize a potential product. This process can be time-consuming and complicated and may result in unanticipated delays. To secure marketing authorization, an applicant generally is required to submit an application that includes the data supporting preclinical and clinical safety and efficacy as well as detailed information on the manufacturing and control of the product, proposed labeling and additional information.

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

We cannot predict how long the applicable regulatory authority or agency in any given jurisdiction will take to grant marketing authorization or whether any such authorizations will ultimately be granted. Regulatory agencies, including the FDA and the EMA, have substantial discretion in the approval process, and the approval process and the requirements governing clinical trials vary from country to country. The policies of the FDA, EMA or other regulatory authorities may change or may not be explicit, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any potential product. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States, Europe or elsewhere. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Any delays or failures in obtaining or maintaining regulatory and marketing approval for a potential product would adversely affect our business, prospects, financial condition and results of operations.

We have no experience in marketing or distributing products and no internal capability to do so, and are therefore subject to certain risks in relation to the commercialization of any potential product.

We have not yet established a commercial organization for the marketing, sales and distribution of any potential product. Therefore, even if we receive approval to market a potential product in the United States or other markets, in order to successfully commercialize such a product, we will need to build our marketing, sales, distribution, managerial and other non-technical capabilities. This involves many challenges, such as recruiting and retaining talented personnel; training employees; setting the appropriate system of incentives; managing additional headcount; and integrating new business units into an existing corporate infrastructure. The development of our own sales infrastructure will involve substantial expense, much of which we will incur well in advance of any marketing or sales. Moreover, we do not have experience as a company in establishing a significant sales infrastructure, and we cannot be certain that we will successfully develop this capability. We will have to compete with other pharmaceutical, biotechnology and wound care companies to recruit, hire, train and retain personnel for medical affairs, marketing and sales. If we fail to establish an effective sales and marketing infrastructure, we will be unable to successfully commercialize any potential product, which in turn would have a material adverse effect on our business, financial condition and results of operations.

The commercial success of any potential product will depend upon its degree of market acceptance.

Even if it successfully obtains marketing approvals, any potential product may not gain market acceptance by physicians and their teams, healthcare payers and others in the medical community. If a potential product does not achieve an adequate level of acceptance, we may not generate sufficient revenue to achieve or sustain profitability. The degree of market acceptance of any potential product, if we receive marketing approval, will depend on a number of factors, some of which are beyond our control, including:

•           the strength of our clinical data;

•           the willingness of physicians to administer our product and their acceptance of it as part of the medical department routine, which itself may be influenced by various factors including ease of use and the compensation that doctors receive for administering the product relative to other alternative treatments;

•           our success in obtaining third-party coverage or reimbursement for the potential product;

•           our ability to offer any potential product for sale at a competitive price;

•           the efficacy and potential advantages of any potential product relative to competing products;

•           the prevalence and severity of side effects, if any;

•           our reputation and the reputation of any potential product;

•           the efficacy, potential advantages and timing of introduction to the market of alternative treatments;

•           the shelf life of any potential product and our ability to manage the logistics of the end user supply chain; and

•           our ability to reliably source sufficient raw materials and produce sufficient amounts of final product.

Failure to achieve market acceptance for any potential product, if it is approved for commercial sale, would have a material adverse effect on our business, financial condition and results of operations.

Future changes in government regulation or in the administration of government healthcare programs could adversely affect our commercialization of products.

The United States and several other jurisdictions are considering, and have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that may affect our future clinical trials and commercial sales, if and when any potential product receives marketing approval. The continuing efforts of governments, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

•           the market acceptance or demand for any potential product;

•           the ability to set a price that we believe is fair for the product;

•           our ability to generate revenue and achieve or maintain profitability;

•           the level of taxes that we are required to pay; and

•           the availability of capital.

We may not be successful in salvaging any remaining value from our proprietary cell activation technology.

We may seek to sell, license or otherwise derive value from our proprietary cell activation technology (such as from the patents related to it), which may have remaining value for the development and commercialization of regenerative medicine products or otherwise. However, we may not be able to identify a purchaser, licensee or other partner for any such transaction. Any such potential counter-party for such a transaction may question whether it can develop product candidates from the technology that are safe and effective. Even if a potential purchaser or licensee believes in the value of the technology and its safety and efficacy, it may determine that potential product candidates may not be suitable for clinical development, due to characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. Research and development to identify new product candidates based on our existing patents requires substantial technical, financial and human resources, and a potential purchaser or licensee may fear expending its resources on product candidates that ultimately prove to be unsuccessful (as was the case with CureXcell). If we do not find a buyer or licensee for the patents or other aspects of our cell activation technology, we will likely be unable to salvage any of its original value.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, as well as other non-U.S. currencies, may negatively affect our results of operations.

The dollar is our functional and reporting currency. However, a portion of our operating expenses is incurred in shekels. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed the rate of devaluation of the shekel, or that the timing of that devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation (if any) of the shekel against the dollar. For example, the rate of devaluation of the dollar against the shekel was 7.5% and 2.3% in 2013 and 2012, respectively, which was compounded by inflation in Israel at a rate of 1.8% and 1.6%, respectively. This had the effect of increasing the dollar cost of our operations in Israel by 9.3% and 3.9% respectively, in such years. This trend was reversed in 2014 and 2015, during which the dollar appreciated relative to the shekel by 10.7% and 0.3%, respectively, and the rate of deflation in Israel was (0.2%) and (1.0%), respectively. If the trend of 2013 and 2012 returns, however, and the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

In addition, we may seek to commercialize any potential product in Europe and other geographical markets, such as Japan. Accordingly, we may in the future generate revenue in currencies other than the dollar and the shekel, such as the Euro or the Yen. In that case, our operating results and cash flows may also subject to fluctuations due to changes in the relative values of the dollar and these foreign currencies. These fluctuations could negatively affect our operating results and could cause them to vary from quarter to quarter.

Risks Related to Our Intellectual Property

We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. There may also be issued patents held by third parties that may be infringed or otherwise violated by our products, technologies and other activities, and we do not know whether or to what extent we are infringing or otherwise violating third party patents. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our potential strategic partners that would cause us to incur substantial expenses, including litigation costs or costs associated with settlement, and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us, we could be temporarily or permanently enjoined or otherwise forced to temporarily delay or permanently stop manufacturing or trials and sales of any potential product.

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

In March 2015, Cognate Bioservices, Inc., or Cognate, and other plaintiffs had added our company as a defendant in a case in the U.S. District Court of Maryland that they had brought against our former employee for, among other things, misappropriation of trade secrets. Cognate’s amended complaint had alleged, among other claims, that we had violated the Computer Fraud and Abuse Act and had misappropriated products and trade secrets of Cognate. Cognate had also initiated a related proceeding against us in the Israeli Magistrate Court of Rishon Lezion, in which the U.S. District Court had requested that certain evidence be collected from us. On March 10, 2016, the U.S. District Court dismissed the action against us, and on April 12, 2016, the Israeli Magistrate Court terminated the Israeli proceedings and ruled that we do not need to turn over any evidence to Cognate. Cognate has, however, appealed the U.S. District Court’s decision, and, if successful in that appeal, could also seek to reopen the proceedings against us in Israel.

To the extent that we gain greater visibility and market exposure as a public company in the United States, we face a greater risk of being involved in further litigation concerning infringement and misappropriation. In addition, we may become a party to other patent litigation and other proceedings, including interference, opposition, re-examination and similar proceedings before the USPTO and its foreign counterparts, regarding intellectual property rights. Additionally, recent legislative changes to U.S. patent laws under the Leahy-Smith America Invents Act (signed into law on September 16, 2011) include new procedures for third parties to challenge issued patents in the USPTO, and lower evidentiary standards or other advantages to the challenger may apply in certain USPTO proceedings compared to litigation in courts. Third parties could attempt to use these or other procedures to invalidate our patents or prevent us from enforcing them. Furthermore, the cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. A negative outcome could result in liability for monetary damages, including treble damages and attorneys’ fees if, for example, we are found to have willfully infringed a patent. A finding of infringement could prevent us from developing, marketing or selling a product or force us to cease some or all of our business operations. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, and patent litigation and other proceedings may also absorb significant management time.

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

The market price of our ordinary shares has been subject to considerable fluctuation since our IPO in August 2014, with the closing price per share having recently traded at less than $1.00 per share. The stock market in general has been, and the market price of our ordinary shares in particular will likely continue to be, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the NASDAQ Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•           consummation, or failure by us to consummate, a transaction involving another product, technology or company;

•           the success or failure of any business or technology with which we may become involved;

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

We are subject to the continued listing criteria of NASDAQ, and our failure to satisfy these criteria (in particular, the minimum bid price requirement) may result in the delisting of our ordinary shares.

For a period of time since the start of 2016 (which followed, by a few months, our announcements of the failure of our clinical trials for CureXcell), the closing price of our ordinary shares on the NASDAQ Global Market has fallen below $1.00 per share. Under NASDAQ Listing Rule 5550(a)(2), we are required to maintain a minimum bid price of $1.00 per share in order to maintain compliance with the continued listing qualifications criteria. Because our ordinary share price closed below $1.00 for 30 consecutive business days, on April 7, 2016, NASDAQ notified us that we were in violation of its continued listing qualifications criteria. We have been afforded 180 calendar days (until October 4, 2016) to regain compliance with the minimum bid price requirement. In order to regain compliance, our ordinary shares need to achieve a minimum bid closing price of at least $1.00 per share for a minimum of ten consecutive business days. We intend to monitor the bid price for our ordinary shares, and we will consider all available options to resolve the deficiency and regain compliance with the NASDAQ minimum bid price requirement. If we are unable to resolve the deficiency, our ordinary shares could be delisted from NASDAQ, in which case investors may face material adverse consequences, including, but not limited to, the lack of a trading market for our ordinary shares, reduced liquidity and decreased analyst coverage of our shares. We, in turn, would face much greater difficulty in obtaining additional financing to fund our operations.

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

If our existing shareholders, particularly our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our ability to obtain capital, especially through an offering of equity securities. Our significant shareholders now all have the ability to sell our ordinary shares into the market (subject to any applicable limitations under Rule 144 under the Securities Act). We have furthermore filed a registration statement on Form S-8 with the SEC covering all of the ordinary shares issuable under our stock option and share incentive plans, and such shares are available for resale currently. In addition, our sale of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.

Certain of our pre-IPO shareholders, including some of our directors, continue to own a majority of our ordinary shares and, as a result, are able to exercise significant control over us, and your interests may conflict with their interests, and your ability to influence corporate matters may be limited.

As of February 29, 2016, our most significant shareholders, who have held our ordinary shares since prior to our IPO (which include certain of our executive officers and directors, and/or their affiliates) continued to own nearly 65% of our ordinary shares. Accordingly, if they vote the shares that they own together, they may be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. These individuals’ interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

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

As a public company whose ordinary shares are listed in the United States, we incur accounting, legal, regulatory and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ Stock Market. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations and stock exchange listing fees, and have made some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs that we may incur or the timing of such costs.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, including the requirement for an emerging growth company to disclose the compensation of the chief executive officer and other two highest compensated executive officers on an individual, rather than aggregate, basis. The regulations under the Companies Law require us to disclose the annual compensation of our five most highly compensated officers on an individual, rather than aggregate, basis. However, this disclosure is not as extensive as that required of a U.S. domestic issuer. Besides our executive compensation disclosure leniencies, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We will lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. We will also lose our foreign private issuer status if, as a result of a transaction (such as a merger or acquisition) into which we enter, we cease to be a foreign (non-U.S.) company. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

If we fail to develop a substitute business, we could eventually be deemed a “shell company” under the rules of the SEC, which would have adverse consequences for your investment in our ordinary shares.

Following the failure of our clinical trials with CureXcell, we have set the goal of locating a new technology or new business that we may acquire, with which we may combine or in which we may invest, which will enable us to transition our operations. We may be unable to identify suitable acquisition, combination or investment candidates, or, if we do identify suitable candidates, we may still be unable to consummate a transaction with any of them. If we do not complete any such transaction, and we are unable to utilize our existing assets to develop a substitute opportunity, our operations could become dormant and we may be deemed a “shell company” under the SEC’s rules. If our company were to be deemed a “shell company,” that would subject us to certain restrictions under the SEC’s rules and regulations that could adversely impact your investment in our ordinary shares and your ability to sell ordinary shares. For example, you would be unable to rely upon Rule 144 under the Securities Act if you wished to sell ordinary shares deemed “restricted securities” under the Securities Act.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our IPO. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which the fifth anniversary of the completion of our IPO occurs; (b) the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act. Some investors may find our ordinary shares less attractive as a result of our reliance on -exemptions under the JOBS Act, which may cause there to be a less active trading market for our ordinary shares and a more volatile price for our shares.

We cannot assure you that our internal control over financial reporting systems will continue to be compliant with Section 404 of the Sarbanes-Oxley Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with this annual report, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions applicable to emerging growth companies discussed above, our independent registered public accounting firm will also need to attest to management’s assessment of the effectiveness of our internal control over financial reporting under Section 404 if we are an “accelerated filer” or “large accelerated filer” under the Exchange Act. We believe that our existing internal controls over financial reporting systems are compliant with Section 404 and there are no material weaknesses or significant deficiencies in our existing internal controls. However, this determination has required, and will continue to require in future periods, the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, the process related to this determination may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination in the future and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our status as a PFIC may also depend on how quickly we use the cash proceeds from our IPO in our business. Based on estimates of our gross income and gross assets (including tangible assets and intangible assets based on the anticipated market value of our ordinary shares), our use of proceeds of our IPO, and the nature of our business, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2015. Based on our gross assets as of the end of the fourth quarter of 2015, however, we believe that we may be characterized as a PFIC for the 2016 taxable year. However, PFIC status is based on our income, assets, and activities for the entire taxable year, including the value of our intangible assets based on the market value of our ordinary shares, and it is therefore not possible to finally determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of such year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10.E. Taxation—U.S. Federal Income Tax Consequences” of this annual report), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

Risks Primarily Related to Our Operations in Israel

Our operations are centered in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our finance offices are located in Petach Tikva, Israel. In addition, certain of our key employees and officers, as well as the majority of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries.

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of March 31, 2016, we had four employees based in Israel, certain of whom may be called upon to perform up to 54 days in each three year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Our research and development efforts were financed in part through a grant from the Israeli Office of the Chief Scientist, or OCS. The total gross amount of the grant actually received by us from the OCS, including accrued LIBOR interest as of December 31, 2015, totaled approximately $0.8 million. As of December 31, 2015, we had not paid any royalties to the OCS.

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

Our History

Our legal and commercial name is Macrocure Ltd. We were formed as a company in Israel on January 14, 2008. We are a biotechnology company focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs.

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

Principal Capital Expenditures

Our capital expenditures for fiscal years 2015, 2014 and 2013 amounted to $12,000, $0.2 million and $0.1 million, respectively. Capital expenditures consist primarily of leasehold improvements. At the current time, we do not anticipate having any capital expenditures in fiscal year 2016.

B.	Business Overview

We are a clinical stage biotechnology company. Until recently, we had focused exclusively on developing novel cell therapy products to address unmet needs in the realm of chronic and hard-to-heal wounds, such as diabetic foot ulcers, or DFUs, and venous leg ulcers, or VLUs. Our approach was to treat and close chronic and other hard-to-heal wounds by injecting the human body's own wound healing and regenerative components directly into the wound itself.

On August 19, 2015, we announced that a pre-specified, futility analysis conducted by the Data Safety Monitoring Board for CureXcell— our lead product candidate— in our Phase 3 pivotal clinical study (MC-105) for VLUs determined that the study did not meet its primary endpoint. On October 27, 2015, we furthermore announced that our pivotal Phase 3 multicenter, randomized, double-blind, parallel-group, sham-controlled study (MC-102) of CureXcell in the treatment of DFUs did not meet its primary endpoint. In the study, CureXcell did not show a statistically significant proportion of subjects with complete closure at 16 weeks and sustained complete closure for four additional weeks. In addition, CureXcell did not meet the secondary endpoints of the study.

As a result of these disappointing clinical announcements, we are unable to submit our Biologics License Application, or BLA, with respect to CureXcell to the FDA in late 2016, as we had planned. We are also unable to pursue marketing authorization for CureXcell in Europe with the EMA. We hold product approval for CureXcell as a medical device in Israel for the treatment of chronic and other hard-to-heal wounds, and have effectively and safely treated more than 5,000 patients in commercial or clinical study settings in Israel. Nevertheless, given the disappointing results of our Phase 3 trials, we do not anticipate proceeding with further clinical or regulatory steps towards the eventual commercialization of CureXcell. Due to these results, we halted our development and manufacturing initiatives for CureXcell, both by terminating our newly-commenced operations in Philadelphia, Pennsylvania in the United States, and by ceasing research and development, and clinical activities, for CureXcell, at our Petach Tikva, Israel location.

After our disappointing results for CureXcell, we commenced a review of all strategic alternatives for our company, while continuing to focus on managing and conserving our existing cash through cost reduction and restructuring initiatives. We concluded that it is in the best interests of our company to focus at the present time on seeking to identify a potential business opportunity, possibly involving an acquisition of, or combination with, or investment in, another company or technology, as a means to utilize our cash reserves in a manner that, if the potential business opportunity is successful, may enable us to generate revenues in the future. Our cash and cash equivalents and short term investments amounted to $27.6 million and $26.6 million as of December 31, 2015 and March 1, 2016, respectively. We may be unable to identify suitable acquisition, combination or investment candidates, or, if we do identify suitable candidates, we may be unable to make, or finance, an acquisition or investment on reasonable terms or at all. See Item 3.D “Risk Factors—Risks Relating to our Business and Industry” above for further information.

CureXcell and its Clinical History

As pursued by our company until late 2015, CureXcell was a unique combination of living human white blood cells that have been activated to facilitate the healing process and stimulate wound closure. CureXcell addressed each phase of healing in the impaired wound, including the production of growth factors and other biochemical factors involved in fibroblast activation, cell migration and extracellular matrix production, stimulating the body’s natural healing process. Our delivery method of direct superficial injection into the chronic wound allows for precise delivery of the cells into the defective wound tissue where they can be most effective. This was in contrast to other AWC products that are applied to the surface of the chronic wound and thus do not come into direct contact with the impaired wound cells below the surface layer. We believed that the clinically differentiated profile of CureXcell would be attractive to patients and healthcare providers to treat hard-to-heal DFUs and VLUs without the drawbacks of currently available AWC products.

In order to produce CureXcell, we sourced white blood cells from fully-screened, healthy volunteer blood donors through established relationships with blood banks. We then activated the white blood cells through our proprietary hypo-osmotic shock cell activation technology, a process in which we changed the concentration and pH of the suspension surrounding the cells. Once activated, these cells underwent an increase in gene expression that resulted in an increase in the cells’ secretion of numerous growth factors and other biochemical factors. The activated suspension was then placed into sterile packaging, akin to a blood bag. At the wound care clinic or other treatment site, a physician drew CureXcell from its package using a standard syringe for superficial injection into a patient’s wound. The biochemical factors found in CureXcell stimulated the normal wound healing process to begin and recruit other necessary cells already found in the wound bed, to facilitate the healing process. Based on our experience in Israel and clinical trials, a typical course of CureXcell treatment involved injection applications administered once per month for three months to achieve complete wound closure.

Prior to our disappointing Phase 3 trials with it, CureXcell was approved as a medical device in Israel and was included in the Israeli health basket of reimbursable medications since 2011. In a 131-patient post-marketing trial we conducted in Israel and completed in 2011, CureXcell achieved complete wound closure in approximately 71% of hard-to-heal wounds. Patient inclusion criteria in this study were very broad, and permitted patients with large ulcers, poor circulation and co-morbidities, such as infection and amputation, to be included, while similar patients were excluded from many of the trials of other AWC products.

We had believed that CureXcell bore the advantages of being a once per month injection application that required limited product preparation. That was in contrast to other AWC therapies that require daily or weekly applications and often significant product preparation. Accordingly, CureXcell would have been easier for physicians to deliver and would have supported patient compliance. In addition, the CureXcell dosage size could be customized to different wound sizes, which avoided the significant product waste that can be associated with other AWC products, especially skin substitutes. We had believed that those features would position CureXcell to become a frontline AWC treatment for hard-to-heal DFUs and VLUs while also enjoying favorable reimbursement policies from payers. Accordingly, we had believed the product would bring advantages to all primary stakeholders in the wound care space, namely patients, physicians and payers.

Since its initial development, CureXcell was tested in a total of 11 clinical studies designed to investigate its safety and efficacy, enabling use of CureXcell for treatment of various types of chronic wounds throughout the country. Since 2000, more than 5,000 patients suffering from chronic and other hard-to-heal wounds were treated with CureXcell either in commercial or clinical study settings in Israel.

Our company was founded in 2008 with the goal of further developing and commercializing CureXcell and its underlying technology. After in-licensing the intellectual property underlying the development and manufacturing of CureXcell, in 2011, we submitted an investigational new drug application, or IND, to the FDA based on the conducted clinical studies of CureXcell’s safety and efficacy. Additionally, the FDA considered the results from our completed clinical trials and as these studies showed a good safety and efficacy profile for CureXcell when considered together, the FDA allowed us to proceed directly to Phase 3 trials without completing Phase 1 and 2 trials. We did not seek a Special Protocol Assessment from the FDA.

Prior to our disappointing Phase 3 trials, we had expected to submit our BLA to the FDA in late 2016. We had also intended to pursue marketing authorization in Europe with the EMA. In August 2013, we retained a CRO to carry out our clinical trials and implement the trial process planned by our clinical trials team.

Research and Development

A significant portion of our historical research and development efforts have focused on the CureXcell production process. Specifically, we had invested significantly in order to enable production in closed systems of kits containing transfusion bags. Similarly, our research and development strategy was centered on further developing the CureXcell production process so as to extend the shelf life of the product and to enable its packaging in containers other than transfusion bags, to enable us to produce a greater range of dosages so as to further maximize product utilization. We were also researching the mode of action of our cell activation technology in order to leverage the technology for the development of a regenerative medicine product platform for non-wound indications. Our research and development team consisted of six employees as of December 31, 2015.

In the past, we received government grants that were subject to the payment of royalties as part of our research and development programs approved by the OCS. The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest, totaled approximately $0.8 million as of December 31, 2015. According to the terms of the grants, the OCS is entitled to royalties equal to 3.0% to 4.5% of our sales, up until the amount of the grants is repaid in full. As of December 31, 2015, we had not paid any royalties to the OCS.

We incurred approximately $15.4 million, $15.5 million and $9.3 million in research and development expenses, net in the years ended December 31, 2015, 2014 and 2013, respectively.

Supply and Production

We had pursued clinical trials towards regulatory approval for, and commercialization of, CureXcell both in the United States and Israel. In the United States, the American Red Cross had supplied our raw material and manufactured CureXcell under agreements that we entered in March 2013 and July 2010. These agreements were amended in April 2014 and were to extend through April 25, 2017. After our disappointing results for our clinical trials for CureXcell, we terminated these agreements and were required to pay $0.1 million. In Israel, the source of our raw material was the whole blood inventory of Magen David Adom, or MDA. In addition, the manufacturing of CureXcell was carried out by MDA technicians supervised by our employees at the MDA’s central blood bank facility where we had our own clean room. Pursuant to the MDA Agreement, we were obligated to pay MDA fixed per unit prices (subject to adjustment for the Israeli consumer price index and for significant changes in the costs of production). The MDA Agreement terminated upon the expiration of a certain patent (which we refer to as the Danon patent) in June 2015. As CureXcell is a biologic product with living cells, it must be processed and packaged in kits consisting of sterile plastic transfusion and infusion bags that are designed to maintain the proper environment for CureXcell. We had procured those bags from a supplier located in France, which manufactured the bags on the basis of technological specifications that we provided.

Intellectual Property

Our intellectual property and proprietary technology are important to the development and production of any potential products that we may in the future develop on the basis of our regenerative medicine technology and in developing and maintaining our competitive position. We seek to protect our intellectual property, core technologies and other know-how, through a combination of trade secrets, know how, confidential information, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others, as well as patents and trademarks. Additionally, we may rely on our research and development program, clinical trials and know-how to advance any potential product. We also rely on protection available under trademark laws, and we currently hold a registered trademark for the mark “CureXcell” in the United States and Israel.

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

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, the claims that issue may have limited or no coverage of our products and technologies, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be allowed or enforced in our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to partake in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a new product we may develop, it is possible that, before any potential product of ours can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Further, the exclusivity of our ownership of our issued United States patent may be subject to our receipt of additional assignments from certain inventors. These inventors have previously executed assignments to us in connection with certain of the provisional applications related to the issued United States patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “Item 3.D. Risk Factors—Risks Related to Our Intellectual Property—Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our technology and products.”

In addition to patent protection, we also rely on trade secrets, including unpatented know-how, technology innovation, drawings, technical specifications and other proprietary information in attempting to develop and maintain our competitive position.

Competition

The medical, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological and practice changes. While we believe that our innovative technology, knowledge, experience and scientific resources may provide us with certain competitive advantages, we may face competition from many different sources. Possible competitors include medical practitioners and pharmaceutical companies, academic and medical institutions, governmental agencies and public and private research institutions, among others. Any product that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Government Regulation

Our business was, with respect to CureXcell, and may be, with respect to future products or technologies, subject to extensive government regulation. Regulation by governmental authorities in the United States (primarily the FDA), the European Union (primarily the EMA) and other jurisdictions is a significant factor in the development, manufacture and marketing of any potential products and in our ongoing research and development activities. The approval process varies from country to country and the time may be longer or shorter than that required for FDA or EMA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials have been, and will be (if applicable), conducted by us in accordance with good clinical practice, or GCP, and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. To the extent that we acquire and/or develop a product that requires regulatory approvals, we will describe such approvals and the related requirements in greater detail in future filings with the SEC.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payers. Third-party payers include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payer will pay for the drug product. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any potential product, in addition to the costs required to obtain the FDA approvals. Additionally, the potential product may not be considered medically necessary or cost-effective. A payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Environmental, Health and Safety Matters

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things: the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. Our operations have used, with respect to CureXcell, and may use, in the future, with respect to other product candidates, chemicals and produce waste materials and sewage and require permits from various governmental authorities including, local municipal authorities, the Ministry of Environmental Protection and the Ministry of Health. The Ministry of Environmental Protection and the Ministry of Health, local authorities and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with the various regulations.

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

Our principal executive offices are located at 25 Hasivim Street, Petach Tikva 4959383, Israel. Until April 2016, we had leased approximately 1,460 square feet of space at that location, at a rate of approximately $10,000 per month, from Amot Investments Ltd. and Clal Insurance Company Ltd., pursuant to a lease agreement that was to expire on January 31, 2019. The facilities had housed our administrative functions and, while we were developing CureXcell, also housed our research and development laboratories. Following the failure of CureXcell to achieve its clinical endpoints, we sought and obtained a release from that lease, effective as of April 1, 2016, for a one-time expense of NIS 35,000. As part of the arrangement involving the termination of that lease, the new lessee has permitted us to utilize two rooms for our finance and administrative functions at that same location through the end of May 2016, at which time we will consider our future office space requirements.

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

Overview

We are a clinical stage biotechnology company. Until very recently, we were focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds. In August 2015, we concluded that our sole product candidate, CureXcell, failed to meet its primary endpoint in its Phase 3 pivotal clinical study (MC-105) for the treatment of VLUs. In October 2015, we furthermore determined that CureXcell failed to meet its primary and secondary endpoints in its pivotal Phase 3 multicenter, randomized, double-blind, parallel-group, sham-controlled study (MC-102) in the treatment of DFUs.

As a result of these disappointing clinical announcements, we are unable to submit our BLA with respect to CureXcell to the FDA in late 2016, as we had planned. We are also unable to pursue marketing authorization for CureXcell in Europe with the EMA. We do not anticipate proceeding with further clinical or regulatory steps towards the eventual commercialization of CureXcell. We have therefore halted our development and manufacturing initiatives for CureXcell, both by terminating our newly-commenced operations in Philadelphia, Pennsylvania in the United States, and by ceasing research and development, and clinical activities, for CureXcell, at our Petach Tikva, Israel location.

After our disappointing results for our clinical trials for CureXcell, we commenced a review of all strategic alternatives for our company, while continuing to focus on managing and conserving our existing cash through cost reduction and restructuring initiatives. We concluded that it is in the best interests of our company to focus at the present time on seeking to identify a potential business opportunity, possibly involving an acquisition of another company or technology, as a means to utilize our cash reserves in a manner that will enable us to generate revenues in the short-term or long-term future.

To date, we have financed our operations primarily with the net proceeds from the IPO and private placements of our ordinary and preferred shares and warrants, and to a significantly lesser extent, through a government grant. Since our inception, we have incurred significant operating losses. Our net losses were $21.1 million, $25.5 million and $18.3 million for the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, we had an accumulated deficit of $89.3 million. We have not recognized any revenue to date.

Unless we acquire a product or technology that is profitable right away, we are likely to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. Our expenses are likely to decrease for the foreseeable future due to our restructuring and cost reduction initiatives. We anticipate that our expenses may only begin to increase once again if and as we:

•	make any acquisitions of companies or technologies;

•	maintain, expand and protect any parts of our existing or future intellectual property portfolio that we deem to have value;

•	add operational, financial and management information systems and personnel, including personnel to support any future product development and future commercialization efforts; and

•	invest in research and development and regulatory approval efforts in order to further develop and utilize any new technology that we acquire.

A.	Operating Results

Financial Operations Overview

Revenue

To date, we have not recognized any revenue, and we do not expect to recognize any revenue for the near (or possibly foreseeable) future, if ever. We viewed the sale of CureXcell in Israel to be part of our research and development activities, rather than commercial in nature; for example, the price of the CureXcell products sold in Israel was below their cost with no marketing efforts. Moreover, we have viewed our operations in Israel as a beta site for testing and evaluating our products as part of our research and development activities aimed at obtaining product approval in the United States and the European Union, our primary future commercial markets. Our business strategy has not included the Israeli market as a targeted commercial market. Accordingly, we recognized the amounts that we received from sales of CureXcell to health care professionals in Israel as an offset to our research and development expense. Our ability to generate recognizable revenue in the future will depend on the successful commercialization of any potential product.

Operating expenses

Research and development expenses, net

Research and development activities are central to our business model. We do not believe that it is possible at this time to accurately project total program-specific expenses to reach regulatory approval and commercialization of any particular product. There are numerous factors associated with the successful regulatory approval and commercialization of any potential product (as was the case with CureXcell), including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future regulatory and commercial factors beyond our control will affect our clinical development programs and plans.

Research and development expenses may be reduced by amounts that we receive from sales of any potential product to health care professionals in Israel (as was the case with CureXcell). We may view these sales and use of any potential product to be part of our research and development activities (as was the case with CureXcell), rather than commercial in nature. Accordingly, we may view and characterize these sales as an extension of our research and development activities, rather than as stand-alone revenues.

From 2013 through 2015, our cumulative research and development expenses for CureXcell were $40.2 million, which is net of $1.0 million that we received from sales of CureXcell to health care professionals in Israel. Our net research and development expenses in the years ended December 31, 2015 and 2014 were $15.4 million and $15.5 million, respectively, which primarily related to the development of CureXcell. We charge all research and development expenses to operations as they are incurred. We expect research and development expenses to decrease in the near term due to cost-cutting and restructuring initiatives, only to increase once again if and when we acquire a new product or technology that we can develop.

Research and development expenses consist, or have consisted, as appropriate, primarily of costs incurred for our research activities, including:

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

The successful development of future product candidates, if any, is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, future product candidates. This uncertainty is due to numerous risks and uncertainties associated with developing products, including the uncertainty of:

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

A change in the outcome of any of these variables with respect to the development of products that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, EMA or other regulatory authority were to require us to conduct additional preclinical or clinical studies beyond those which we may anticipate for the completion of clinical development of a potential product or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

General and administrative expenses

Our general and administrative expenses consist, or have consisted, as appropriate, principally of:

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

Our general and administrative expenses include additional general and administrative costs associated with being a public company in the United States, including compliance with the Sarbanes-Oxley Act and rules promulgated by the SEC. These public company-related costs include, among other things, costs of personnel, legal fees, accounting and audit fees, directors’ liability insurance premiums and costs related to investor relations.

Financing income (expenses), net

Financing income (expenses), net is obtained by subtracting our financing expense from our financing income and adding or subtracting the gain or loss, as applicable, that we have realized due to the revaluation of warrants at fair value, reclassification of outstanding warrants from a liability into equity on our balance sheet and recognizing expenses for warrants granted to the lender of a convertible credit line. Financing income includes interest income and exchange rate differences. Financing expense consists primarily of bank charges, change in fair value of warrants held by shareholders and a convertible loan credit line from a significant shareholder.

Taxes on income

The standard corporate tax rate in Israel is 25.0% effective as of January 1, 2016 (it was 26.5% for the years 2014 and 2015). We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry-forward losses for tax purposes totaling $52.7 million as of December 31, 2015. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. In 2014 and 2015, taxes on income included taxes on income of our U.S. subsidiary, which operates on a cost-plus basis.

Comparison of the years ended December 31, 2015 and 2014

        The following table summarizes our results of operations for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014
	(in thousands)
Operating expenses:
Research and development expenses, net	$15,369	$15,542
General and administrative expenses	5,720	5,374
Operating loss	(21,089)	(20,916)
Financing income (expense), net	138	(4,504)
Taxes on income	(152)	(31)
Loss for the year	$(21,103)	$(25,451)
Other comprehensive loss	26	(26)
Total comprehensive loss	(21,077)	(25,477)

Operating expenses

Research and development expenses, net

Research and development expenses, net decreased by $0.1 million, or 0.6%, to $15.4 million in the year ended December 31, 2015 from $15.5 million in the year ended December 31, 2014. The decrease was primarily due to our expenses connected with the varying stages of our development of CureXcell in which we were involved during the respective years.

General and administrative expenses

General and administrative expenses increased by $0.3 million, or 5.6%, to $5.7 million in the year ended December 31, 2015 from $5.4 million in the year ended December 31, 2014. The increase primarily related to public company costs and share-based compensation.

Financing expense (income), net

Financing expense, net decreased by $4.6 million to $0.1 million of income in the year ended December 31, 2015 from $4.5 million of expense in the year ended December 31, 2014. This decrease was primarily due to the absence, in 2015, of the one-time non-cash expenses that we recorded in 2014 that were associated with a convertible credit line made available to our company.

Loss for the year

Due to the cumulative effect of the factors described above, the most significant of which was the decrease in our financing expenses, particularly due to one-time non-cash expenses that we recorded in 2014 but not in 2015, our net loss decreased by $4.4 million, or 17.3%, to $21.1 million in the year ended December 31, 2015 from $25.5 million in the year ended December 31, 2014.

Taxes on income

In the year ended December 31, 2015, we incurred less than $0.2 million of income tax expenses due to the implementation of transfer pricing guidelines related to our U.S. subsidiary.

Comparison of the years ended December 31, 2014 and 2013

        The following table summarizes our results of operations for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013
	(in thousands)
Operating expenses:
Research and development expenses, net	$15,542	$9,303
General and administrative expenses	5,374	4,567
Operating loss	(20,916)	(13,870)
Financing expense, net	(4,504)	(4,305)
Taxes on income	(31)	(149)
Loss for the year	$(25,451)	$(18,324)
Other comprehensive loss	(26)	-
Total comprehensive loss	(25,477)	(18,324)

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

General and administrative expenses

General and administrative expenses increased by $0.8 million, or 17%, to $5.4 million in the year ended December 31, 2014 from $4.6 million in the year ended December 31, 2013. The increase primarily related to expenses incurred during the IPO process and other public company costs.

Financing expense, net

Financing expenses, net increased by $0.2 million to $4.5 of expenses in the year ended December 31, 2014 from $4.3 million of expense in the year ended December 31, 2013, primarily due to one-time non-cash expenses associated with a convertible credit line, made available to the Company in 2014, and for the year ended December 31, 2013, revaluation of warrants held by shareholders as part of the 2013 financing round.

Loss for the year

Due to the cumulative effect of the factors described above, the most significant of which were the increase in our operating expenses, particularly due to increased research and development expenses, our net loss increased by $7.2 million, or 39%, to $25.5 million in the year ended December 31, 2014 from $18.3 million in the year ended December 31, 2013.

Taxes on income

In the year ended December 31, 2014, we incurred less than $0.1 million of income tax expenses due to the implementation of transfer pricing guidelines related to our U.S. subsidiary.

Effective Corporate Tax Rate

We are subject to corporate taxes in various countries in which we operate. Generally, Israeli companies are subject to corporate tax at a rate of 26.5% of a company’s taxable income for 2014 and 2015, which was reduced to 25% as of 2016 and thereafter. However, our effective corporate tax rate in Israel could be significantly lower, due to tax benefits for which we may become eligible, as described below.

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

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

•    Deduction of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

•    under limited conditions, an election to file consolidated tax returns with Israeli Industrial Companies controlled by it; and

•    expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. Although, if subsequently distributed to individuals or a non-Israeli company, such dividends would be subject to withholding tax at source at a rate of 20% or such lower rate as may be provided in an applicable tax treaty.

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

We believe that based on our current business, unless we succeed in completing an acquisition transaction that requires substantial funding, our existing cash, cash equivalents and the net proceeds from our IPO will be sufficient to meet our currently anticipated cash requirements through at least the next 12 months.

Cash flows

        The following table summarizes our consolidated statement of cash flows for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Net cash provided by (used in):
Operating activities	$(19,583)	$(18,017)	$(9,939)
Investing activities	29,692	(36,804)	(114)
Financing activities	16	46,887	13,750
Net increase (decrease) in cash and cash equivalents	$10,125	$(7,934)	$3,697

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

Net cash used in operating activities was $19.6 million in the year ended December 31, 2015 compared to $18.0 million in the year ended December 31, 2014 and $9.9 million in the year ended December 31, 2013. The year-over-year changes in such cash use were attributable primarily to our net loss, which decreased to $ 21.1 million in the year ended December 31, 2015 from $25.5 million in the year ended December 31, 2014, after having increased from $18.3 million in 2013. Our net loss in the year ended December 31, 2014 was greater than in the year ended December 31, 2015 due to a one-time non-cash expense of $4.4 million that we incurred in 2014 related to the credit line extended to us by our major shareholder. That non-cash expense was excluded from our cash used in operating activities in 2014, and, accordingly, our cash used in operating activities in 2014 was less than in 2015. The increase in net loss from 2013 to 2014 was offset, in part, in the case of the year ended December 31, 2013, by an adjustment due to the non-cash loss that we recorded in 2013 for the revaluation of our outstanding warrants and due to changes in our receivables and payables.

Net cash provided by (used in) investing activities

Our use of cash in investing activities primarily relates to investments in short and long term bank deposits or proceeds from the deposits released. Net cash provided by investing activities was $29.7 million during the year ended December 31, 2015, compared to $36.8 million of net cash used in investing activities during the year ended December 31, 2014 and $0.1 million of net cash used in investing activities during the year ended December 31, 2013. During 2014, we had deposited our cash in certain deposits and debt securities, resulting in cash used in investing activities, while in 2015, many of those investments expired and/or funds were released to us, which resulted in cash provided by investing activities.

Net cash provided by financing activities

Net cash provided by financing activities was approximately $16,000 during the year ended December 31, 2015, reflecting cash received upon exercise of our employees’ options. That compares to $46.9 million of cash provided by financing activities during the year ended December 31, 2014, which primarily reflects cash proceeds that we raised pursuant to our IPO in that year. Financing activities provided $13.8 million of cash during the year ended December 31, 2013, which was attributable to the preferred shares and warrant private placement financing that we consummated during that year, mainly with our existing shareholders. Only a minimal amount of cash (from warrant exercises) has been provided by financing activities since the IPO. See “—Cash and funding sources.”

Cash and funding sources

Our primary source of financing in the year ended December 31, 2015 was the $46.7 million of proceeds that we raised from our IPO in 2014. Our primary source of financing in the year ended December 31, 2014 was also the $46.7 million of proceeds that we raised in our IPO and $0.2 million in proceeds from the exercise of warrants. Our primary source of financing in the year ended December 31, 2013 primarily consisted of $14.1 million in proceeds that we raised from the issuance of preferred A shares to certain existing investors. We have no ongoing material financial commitments, such as lines of credit, that we expect will affect our liquidity over the next five years. We expect that our sole remaining significant financial commitment—the guarantees for our former office and research facilities in Israel, in amounts of approximately NIS 230,000, in the aggregate—will terminate in the coming months (as we have been released from the related lease effective as of April 1, 2016). Please see part F of this Item 5 below, “Tabular Disclosure of Contractual Obligations” for further information.

Funding requirements

We believe that our existing cash, cash equivalents and the net proceeds from our IPO will be sufficient to meet our currently anticipated cash requirements through at least the next 12 months. We have based this estimate on the assumption that we continue with our restructuring and cost-cutting initiatives. If we complete an acquisition transaction and begin development of a related product or technology, which would require increased investments of funds, we could exhaust our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

•	any future acquisition of another company or technology which we may make;

•	the amounts we invest in research and development and regulatory approval efforts in order to further the commercialization of any technology or product candidate that we acquire; and

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

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

Royalties

Office of the Chief Scientist

We have received a grant as part of our research and development programs approved by the OCS. The requirements and restrictions for such grant are found in the R&D Law. Under the R&D Law, royalties of 3% to 4.5% of the revenues derived from sales of products or services developed in whole or in part using this OCS grant are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grant made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The total gross amount of the grant actually received by us from the OCS, including accrued LIBOR interest as of December 31, 2015, totaled $0.8 million. As of December 31, 2015, we had not paid any royalties to the OCS.

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

Option Valuations

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•
Fair Value of our Ordinary Shares. Because our ordinary shares are publicly traded, we derive the fair value of the shares from the sales price (generally, the closing sales price) of the shares on the trading market on which our shares are listed, as discussed below in “—Ordinary Share Valuations.”

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

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees on the dates indicated.

	August 2013	October 2013	December 2013	April 2014	December and August 2014	February, March and May 2015
Expected volatility	129% – 131%	128% – 131%	126% – 128%	126% - 127%	104%	81%-82%
Expected term (in years)	5.2 – 6.7	4.9 – 6.8	5.5 – 7.0	5.5 - 7.0	5.5 - 7.0	5.0 - 7.0
Risk-free rate	1.83 – 2.36%	1.71 – 2.37%	1.88 – 2.41%	1.85% - 2.28%	1.97% - 2.14%	1.94%- 2.35%
Expected dividend yield	0%	0%	0%	0%	0%	0%

The following table presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees since January 1, 2012 as well as the estimated fair value of the underlying ordinary shares on the grant date.

Month of grant	Number of shares subject to awards granted	Average exercise price per share	Estimated fair value per ordinary share at grant date
June 2012	8,740	$9.59	$3.78
August 2013	573,068	$3.26	$4.80
August 2013	286,534	$16.04	$4.80
October 2013	25,760	$3.26	$3.63
December 2013	55,982	$3.26	$5.37
April 2014	370,116	$10.20	$9.80
August 2014	219,972	$10.00	$7.25
December 2014	50,000	$7.32	$7.37
February 2015	235,000	$9.68	$6.95
March 2015	170,000	$9.38	$6.78
May 2015	35,000	$9.65	$6.87
June 2015	158,640	$13.62	-	*
August 2015	10,000	$13.84	-	*

*We did not obtain a valuation for the fair value of the options that we granted in June 2015 and August 2015, due to the forfeiture of those grants by the grantees soon after the grants were made.

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

•	IFRS 16, Leases

IFRS 16 sets out the principles of the recognition, measurement, presentation, and disclosure of leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted for entities that apply IFRS 15, Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

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

Name	Age	Position
Executive Officers
Nissim Mashiach	55	President and Chief Executive Officer
Shai Lankry	39	Chief Financial Officer
Directors
Tomer Kariv(1)	54	Chairman of the Board of Directors
David Ben Ami	55	Director
Ze’ev Bronfeld(1)	65	Director
Ranan Grobman(1)(2)(3)	39	Director
Katherine Wolf(1)(2)(3)	49	External director
Yuval Yanai(1)(2)(3)	63	External director

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

Shai Lankry has served as our Chief Financial Officer and Israel Site Manager since February 2016. He had previously served in those positions from December 2013 until January 2015. From February 2015 until January 2016, Mr. Lankry served as our Vice President, Finance and Israel Site Manager. From 2006 to 2013, Mr. Lankry worked at Omrix Biopharmaceuticals, Inc., a division of Ethicon Biosurgery, a Johnson & Johnson company, where he most recently held the position of the Biologics Cluster Finance Director, where he managed the finance biologics organization at multiple sites worldwide. Before that, from 2004 to 2006, Mr. Lankry was a senior associate in the audit practice, specializing in high-tech industry, for Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited. Mr. Lankry is a Certified Public Accountant (Israeli) and earned an MBA in Finance from Tel-Aviv University in Israel

Directors

Tomer Kariv joined our Board of Directors in March 2008 and has served as our Chairman of the Board since November 2015. He is the co-founder and Chief Executive Officer of Pontifax, a group of Israeli-based life sciences venture funds focusing on investments in development stage bio-pharmaceutical and med-tech technologies and a shareholder of our company. Mr. Kariv serves as an active board member of many of the fund’s portfolio companies. Among other companies, Mr. Kariv serves as the Chairman of Check-Cap Ltd. and is a board member of Arno Therapeutics Inc. During the 10 years prior to establishing Pontifax, Mr. Kariv played a key role in investing, managing and nurturing technology driven companies and startups and has held senior management positions at top Israeli financial institutions. Mr. Kariv practiced law with Sullivan & Cromwell in New York, and holds a BA in Economics from Harvard University and a JD from Harvard Law School.

David Ben-Ami, a co-founder of our company, has served on our Board of Directors since our founding in early 2008. He served as our Chairman of the Board until November 2015. Mr. Ben-Ami has more than 20 years of experience with activities in management, business development and corporate strategy in the life sciences industry. He served as Chief Executive Officer of NVR Labs from June 2005 to April 2010, Country Director of Boston Scientific Israel from June 2003 to May 2005, and Director of Business Development of Teva Israel from January 1999 to June 2003. Mr. Ben-Ami serves as a board member in Degania Silicone Ltd. and Entera Bio Ltd., among other Life Science companies. He received his MBA and BA in Economics & Management from Tel-Aviv University.

Ze’ev Bronfeld has served on our Board since January 2008. Mr. Bronfeld has significant experience in the management and building of biotechnology companies. Mr. Bronfeld serves as the chairman of the board of D.N.A. Biomedical Solutions Ltd., a company that is publicly traded on the Tel Aviv Stock Exchange. Mr. Bronfeld serves as a director of Protalix, Inc., which is publicly traded on the American Stock Exchange, and a director of Trendlines Group Ltd., which is publicly traded on the SGX in Singapore. Mr. Bronfeld is also a director of a number of private companies. Mr. Bronfeld holds a BA in Economics from the Hebrew University of Jerusalem.

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

Katherine Wolf joined our Board effective upon the listing of our ordinary shares on NASDAQ. Since April 2015, Ms. Wolf has served as a partner at Ondra Partners, a financial advisory firm providing capital structuring, M&A and strategic advisory services. Prior thereto, Ms. Wolf was the Chief Executive Officer, Co-Founder and Partner of Rocket Science Healthcare LLC from January 2014 to March 2015 and from September 2012 to January 2014 she provided independent consulting services. From 2008 to August 2012, Ms. Wolf was the Chief Financial Officer and Executive Vice President, Corporate Development at Vision-Sciences, Inc., a NASDAQ-listed medical device company in the flexible endoscopy space. From 2005 to 2008, Ms. Wolf was a Managing Director at HSBC Securities (USA) Inc. in its investment banking division, where she was a member of the firm’s Health Care Group and ran the investment banking MedTech effort. Prior to HSBC, she worked at Bear, Stearns & Co. from 2000 to 2005 in the Health Care Group, most recently as a Managing Director. Ms. Wolf holds an M.B.A. from Harvard Business School and a B.A. from Williams College.

Yuval Yanai joined our Board effective upon the listing of our ordinary shares on NASDAQ. Mr. Yanai served, from September 2005 through March 2014, as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. From October 2000 through August 2005, he served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Prior to that, from April 1998 to September 2000, he served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the development and manufacturing of medical imaging devices that was acquired by larger companies in this field. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai serves as a director in Check-Cap Ltd., Medical Compression Systems Ltd., Clal Biotechnology Industries Ltd., Compulab Ltd., Efranat Ltd. and Haddasah Medical Organization. Mr. Yanai is also the Chairman of The Israeli Fund for UNICEF. Previously, Mr. Yanai served as a director of Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group and Telrad Networks Ltd. Mr. Yanai holds a B.Sc. in Accounting and Economics from Tel-Aviv University.

Arrangements Concerning Election of Directors; Family Relationships

Pursuant to our articles of association in effect prior to our IPO, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors terminated upon the closing of our IPO. Currently-serving directors who were elected prior to the IPO (other than external directors, who serve a three-year term under the Companies Law, and other than Mr. Jonathan Kolber, who had resigned from the board in December 2015) were re-elected at our annual general meeting of shareholders in January 2016. Each of these directors will continue to serve pursuant to such re-election until our next annual general meeting of shareholders, at which their current term will expire. We are not a party to, and are not aware of, any voting agreements among our shareholders pursuant to which any of our directors was elected or re-elected. There are no family relationships among our executive officers and directors.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation expensed and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2015 was $3.2 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

Compensation of Executive Officers

The table below outlines the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law and described under “Board Practices—External Directors” below) with respect to the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our Covered Executives.

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table
Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5	Total ($)
Nissim Mashiach, CEO	390,000	98,992	-	-	488,992
Michael Molyneaux, CMO	320,000	105,850	-	119,083	544,933
Mark Page, CFO	330,000	59,626	-	408,313	797,939
David Ben Ami, Chairman of the Board	192,000	57,539	-	-	249,539
Each Other Director of the Company(6)	30,000	-	-	100,659	130,659

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All executive officers listed in the table served as full-time employees or consultants of our company during all or part of 2015. Dr. Michael Molyneaux served as our Chief Medical Officer until December 2015, at which time he resigned from that position. Mark Page served as our Chief Financial Officer throughout 2015 but resigned from that position effective as of February 2016. David Ben Ami, who served as our executive Chairman of the Board during 2015, resigned from that position effective as of November 2015 and now serves as a director of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2015.

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

(4)	Amounts reported in this column refer to bonus payments that were paid with respect to 2015.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph C of Note 11 to our audited consolidated financial statements, which are included in this annual report.

(6)
Excludes Jonathan Kolber, who resigned from our board of directors on December 8, 2015 and with respect to whom we recorded only $17,153 of compensation expense in our financial statements for the year ended December 31, 2015 (all of which related to equity-based compensation).

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

Our board of directors has determined that a majority of our directors (five, including our two external directors) qualify as “independent directors” under the NASDAQ Listing Rules. The definitions of “independent director” under the NASDAQ Listing Rules and “external director” under the Companies Law overlap to a certain extent such that we would generally expect the two directors who will serve as external directors to satisfy the independence requirements under the NASDAQ Listing Rules. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment, which is similar to the corresponding standard for an independent director under the NASDAQ Listing Rules.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors” below. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one. Mr. Yuval Yanai has been determined by our board of directors to possess such expertise.

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

Under the Companies Law, our audit committee is responsible for:

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

Compensation Committee and Compensation Policy

The members of the compensation committee of our board of directors are Ms. Wolf (chair), Mr. Grobman and Mr. Yanai. All of the members of our compensation committee are independent under the NASDAQ Listing Rules.

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

The compensation policy must also include the following principles:

•	(for the directors and chief executive officer) the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

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

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy (for a company such as ours) has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy for a company such as ours must in any case occur every three years);

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

As of December 31, 2015, we had 13 employees, 9 based in Israel and 4 based in the United States. The total number of our full-time employees and the distribution of our employees according to main areas of activity, as of the end of each of the last three fiscal years, are set forth in the following table.

	Number of full-time employees by area of activity as of
	December 31,
	2015	2014	2013
Area of Activity
General and administrative	7	8	9
Research and development	6	20	20
Total	13	28	29

During the periods covered by the above tables, we did not employ a significant number of temporary employees, although we did utilize a contract research organization, or CRO, for overseeing and implementing our clinical trials in the United States, which itself had many employees.

As of March 31, 2016, we had a total of five employees, four of whom were resident in Israel and one of whom was resident in the United States.

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

The initial reserved pool under the 2008 Plan was 690,000 ordinary shares, which, following subsequent increases and decreases, and option exercises, now consists of a total of 1,127,322 ordinary shares, all of which are issuable under outstanding options. The 2008 Plan expires in November 2018. The 2008 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2008 Plan. The 2008 Plan provides for the issuance of options under various Israeli tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance.

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

The reserved pool under the 2013 Plan was 1,108,324 ordinary shares, which following subsequent events now consists of a total of 1,892,104 ordinary shares (that are either (i) issuable under outstanding options or (ii) available for issuance under future share-based grants). Pursuant to an amendment to the 2013 Plan, the number of shares issuable under the 2013 Plan automatically increases on an annual basis, commencing in January 2015, by an amount equal to the lesser of (i) 2% of the number of outstanding shares as of the prior year-end and (ii) an amount determined by our board of directors. No grants may be made under the 2013 Plan after October 2023, although the 2013 Plan will remain in effect until the expiration of all outstanding awards granted prior to that time. The 2013 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2013 Plan. The 2013 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance.

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

The following table presents certain data for our 2008 and 2013 Plans as of December 31, 2015.

Plan	Total ordinary shares reserved under plan	Shares available for future grants under plan	Aggregate number of options exercised	Aggregate number of options outstanding	Weighted average exercise price of options outstanding
2008 Stock Option Plan	1,379,172	—	251,850	1,127,322	$6.00
2013 Share Incentive Plan	1,552,467	1,032,148	1,518	518,801	$9.20

Share Ownership of Executive Officers and Directors

For information concerning the overall beneficial ownership of our ordinary shares by our executive officers and directors, please see the table in Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders” below. As of December 31, 2015, options to purchase 1,258,297 ordinary shares granted to our directors and executive officers were outstanding under our share option plans at a weighted average exercise price of $7.98 per share. The ordinary shares held by our directors and executive officers do not have voting rights that differ from those enjoyed by all holders of our ordinary shares.

Item 7.                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2016 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 29, 2016 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 17,080,652 ordinary shares outstanding as of February 29, 2016.

As of February 29, 2016, we had two holders of record of our ordinary shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 6,935,007 ordinary shares, or 40.6% of our outstanding ordinary shares as of February 29, 2016. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since the vast majority of these ordinary shares were held by Cede & Co., the nominee of The Depository Trust Company, on behalf of brokers or other nominees, who in turn held ordinary shares on behalf of underlying beneficial holders.

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

	Number and Percentage of Ordinary Shares Beneficially Owned
Name	Number		Percent
5% or Greater Shareholders (other than directors and executive officers)
Pontifax (Israel) and affiliated venture funds(1)	1,874,884	(2)	11.0%
Viola Private Equity I, L.P. and affiliated entities(3)	1,822,006	(4)	10.3%
Viatcheslav Mirilashvili(5)	3,333,032	(6)	19.2%
Directors and Executive Officers
Nissim Mashiach	859,602	(7)	4.8%
Shai Lankry	48,622	(8)	0.3%
Tomer Kariv	1,874,884	(9)	11.0%
Ze’ev Bronfeld	2,702,496	(10)	15.8%
Ranan Grobman	387,053	(11)	2.3%
David Ben Ami	1,840,000	(12)	10.8%
Yuval Yanai	13,750	(13)	0.1%
Katherine Wolf	13,750	(14)	0.1%
All Directors and Executive Officers as a Group (8 persons)	7,740,157	(15)	42.8%

(1)
The address of Pontifax (Israel) and its affiliated venture funds, to which we refer collectively as Pontifax, is 14 Shenkar St., Herzliya Pituach, PO Box 4093, Herzliya, 46140, Israel. Each of Mr. Tomer Kariv, who is the chief executive officer of Pontifax, and Mr. Ron Nussbaum, shares voting and dispositive power with respect to the shares held by Pontifax.

(2)	Includes 13,750 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2016.

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

(4)	Includes an aggregate of (i) 669,898 ordinary shares issuable upon the exercise of warrants at the weighted average exercise price of NIS 0.01, all of which were exercisable as of February 29, 2016.

(5)	The address of Viatcheslav Mirilashvili is Hamanofim St., Herzliya Pituach, Herzliya, 46725, Israel.

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

(7)	Consists entirely of options to purchase ordinary shares, all of which are currently exercisable.
(8)	Consists entirely of options to purchase ordinary shares, all of which are either currently exercisable or exercisable within 60 days of February 29, 2016.
(9)
Consists of 1,874,884 ordinary shares (including 13,750 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2016) beneficially owned by Pontifax, for which Mr. Kariv serves as chief executive officer. Mr. Kariv and Ran Nussbaum share voting and dispositive power with respect to the shares held by Pontifax.

(10)	Includes 13,750 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2016.
(11)
Includes 333,303 ordinary shares that constitute 10% of the 3,333,032 ordinary shares beneficially owned by Mr. Mirilashvili (including via Vaizra Ventures), in the aggregate, which are subject to a currently exercisable option to purchase that is held by an entity in which Mr. Grobman holds a 40% equity interest and for which he serves as a director. Mr. Grobman disclaims beneficial ownership of those 333,303 ordinary shares except to the extent of his pecuniary interest therein. Also includes 13,750 ordinary shares issuable upon the exercise of options that are held by Mr. Grobman and that are currently exercisable or exercisable within 60 days of February 29, 2016.

(12)	Includes 13,750 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of February 29, 2016.
(13)	Consists entirely of options to purchase ordinary shares, all of which are either currently exercisable or exercisable within 60 days of February 29, 2016.
(14)	Consists entirely of options to purchase ordinary shares, all of which are either currently exercisable or exercisable within 60 days of February 29, 2016.
(15)	Please see footnotes 7 through 13 above for information concerning the beneficial ownership of our directors and executive officers.

B.	Related Party Transactions

The following is a description of material transactions, or series of related material transactions, since January 1, 2015, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

Registration Rights

We are party to a Second Amended and Restated Registration Rights Agreement, dated July 22, 2014 (which became effective upon the closing of our IPO) with certain of our security holders, to which we refer as the registration rights agreement. Under the registration rights agreement, holders of a total of 3,746,010 of our ordinary shares, as of our IPO (which excludes ordinary shares issuable upon exercise of certain of our outstanding warrants, whose holders also possess registration rights) have the right to require us to register their ordinary shares under the Securities Act under specified circumstances and will have incidental registration rights as described below.

Demand Registration Rights

At any time, the holders of at least 50% of the registrable securities then outstanding may request that we file a registration statement (including a registration of the sale of their shares on a delayed or continuous basis under Form F-3) with respect to the registrable securities held by them. This demand right is subject to an anticipated aggregate offering price, net of selling expenses, of at least $5.0 million in an ordinary demand registration and $1.0 million for a registration on Form F-3. Upon receipt of such registration request, we are obligated to use our best efforts to effect, as soon as practicable, the registration under the Securities Act of all registrable securities that the Holders request to be registered. Our shareholders have the right to utilize their demand rights up to three times for an ordinary demand and up to two times in every 12 month period in the case of a demand for registration on Form F-3.

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

Legal Proceedings

Cognate Proceedings

On July 2, 2014, a legal proceeding was initiated against us in the Israeli Magistrate Court of Rishon Lezion at the request of the United States District Court for the District of Maryland, or the U.S. District Court. The U.S. District Court had requested that the Israeli Magistrate Court collect certain evidence and documents from our company, including a laptop computer, that had been used by our former employee, pursuant to a legal action that had been initiated by Cognate Bioservices, Inc., or Cognate, and additional plaintiffs against the former employee in the U.S. District Court for, among other things, misappropriation of trade secrets. In March 2015, Cognate and the additional plaintiffs added our company as a defendant in the case in the U.S. District Court, alleging, among other claims, that we had violated the Computer Fraud and Abuse Act and had misappropriated products and trade secrets of Cognate.

After lengthy proceedings, on January 13, 2016, the Israeli Magistrate Court ordered our company to disclose, at this stage, only the items included in certain categories of evidence sought by the U.S. District Court (the categories relating to computer and storage devices). That order required the turning over of the former employee’s laptop computer. On February 14, 2016, our company filed an appeal, and a motion for leave to appeal regarding this last decision, with the Israeli Central District Court, or the Israeli District Court. On March 8, 2016, our company filed with the Israeli District Court a motion to stay the order to turn over the laptop computer.

On March 10, 2016, the U.S. District Court dismissed the action brought against our company by Cognate and other plaintiffs in that court. On April 7, 2016, Cognate filed a motion to alter or amend the U.S. District Court’s March 10, 2016 judgment. In its motion to alter or amend the judgment, Cognate stated that it has settled its claims with our former employee. On April 12, 2016, the Israeli Magistrate Court, deciding as authorized by the Israeli District Court, dismissed the proceedings against us in that court, in light of the dismissal in the U.S. case, and cancelled its order to us to turn over the laptop computer to Cognate. The court also held that we are entitled to reimbursement of costs associated with the proceedings in the Israeli courts.

On April 14, 2016, we filed with the Israeli District Court a motion to withdraw our motion for leave to appeal without costs, since the January 13, 2016 decision of the Israeli Magistrate Court had been canceled. On the same day, our motion was granted by the Israeli District Court.

Other Proceedings

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

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

Item 9.                                THE OFFER AND LISTING

A.	Listing Details

Our ordinary shares have been quoted on the NASDAQ Global Market under the symbol “MCUR” since July 31, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our IPO was priced at $10.00 per share on July 30, 2014. The following table sets forth for the periods indicated the high and low closing sales prices per ordinary share as reported on NASDAQ:

	Low	High
	(in U.S. dollars)
Annual:
2015	$0.85	$15.46
2014 (beginning July 31, 2014)	7.01	9.71
Quarterly:
First Quarter 2016	0.93	1.39
Fourth Quarter 2015	0.85	4.26
Third Quarter 2015	2.98	14.04
Second Quarter 2015	9.12	15.46
First Quarter 2015	7.53	11.84
Fourth Quarter 2014	7.01	8.30
Third Quarter 2014 (beginning July 31, 2014)	7.10	9.71
Most Recent Six Months:
March 2016	0.85	1.00
February 2016	0.93	1.04
January 2016	0.98	1.39
December 2015	1.18	1.93
November 2015	0.85	2.44
October 2015	1.35	4.26

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.                              ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

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

Vote Requirements

Our articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder's relative (even if such terms are not extraordinary), (iii) the compensation of a company's chief executive officer, (iv) the approval of a compensation policy with respect to a company's office holders, (v) service of the same person as chief executive officer and chairman of the board and (vi) certain other matters, requires the approval of special majorities by shareholders, including, where applicable, a Special Majority and a Special Majority Approval for Compensation, as described above under “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.” Under our articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.”)

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

Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2014 and 2015 and 25% in 2016 and thereafter), if generated by a company, or if generated by an individual (from the sale of an asset purchased on or after January 1, 2003) at the rate of 25% or at a rate of 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company's “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2015).

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

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, taxpayer U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends.    Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a Substantial Shareholder at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends (not generated by an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise as defined under the Israeli Law for the Encouragement of Capital Investments, 5719-1959) paid to a U.S. corporation holding 10% or more of the outstanding voting rights from the start of the tax year preceding the distribution of the dividend through (and including) the date of distribution of the dividend, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

Excess Tax

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 (in 2015) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Based on our gross income and gross assets (including tangible assets and intangible assets based on the market value of our ordinary shares), and the nature of our business, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2015. However, based on our gross assets as of the end of the fourth quarter of 2015, we believe that we may be characterized as a PFIC for the 2016 taxable year; nevertheless, PFIC status is based on our income, assets, and activities for the entire taxable year, including the value of our intangible assets based on the market value of our ordinary shares, and it is therefore not possible to finally determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of such year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature; thus our status in future years will depend on our income, assets, and activities in those years as well as fluctuations in the market price of our ordinary shares. Accordingly, there can be no assurance regarding our PFIC status for the current or any future taxable year.

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

Foreign currency exchange risk

The U.S. dollar is our functional and reporting currency. A portion of our expenses are denominated in shekels, accounting for 13%, 17% and 20% of our expenses in the years ended December 31, 2015, 2014 and 2013, respectively. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. See “Item 3.D. Risk Factors—Risks Relating to Our Business and Industry—Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, as well as other non-U.S. currencies, may negatively affect our earnings.” Furthermore, we anticipate that a portion of our expenses, principally of salaries and related personnel expenses, will continue to be denominated in shekels.

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins. In 2015, the value of the shekel depreciated relative to the dollar by 0.3%, and the rate of inflation in Israel was negative 1.0%. In 2014, the value of the shekel depreciated relative to the dollar by 10.7%, and the rate of inflation in Israel was negative 0.2%. In 2013, the value of the shekel appreciated in relation to the U.S. dollar by 7.5%, the effect of which was compounded by inflation in Israel, at a rate of 1.8%.

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

PART II

Item 13.                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement on Form F-1 (File No. 333- 196961) for our IPO of ordinary shares, par value NIS 0.01, was July 30, 2014. The offering commenced on July 18, 2014 and was closed on August 5, 2014. J.P. Credit Suisse Securities (USA) LLC and Jefferies LLC acted as joint book runners and representatives of the underwriters. Oppenheimer & Co. Inc. and Nomura Securities International, Inc. acted as additional underwriters for the offering. We registered 5,350,000 ordinary shares in the offering and granted the underwriters a 30-day over-allotment option to purchase up to 802,500 additional shares from us to cover over-allotments. The over-allotment was not exercised.

As a result, we issued and sold a total of 5,350,000 ordinary shares at a price per share of $10.00 with aggregate gross proceeds of $53.5 million. Under the terms of the offering, we incurred aggregate underwriting discounts of approximately $3.7 million and expenses of approximately $3.1 million in connection with the offering, resulting in net proceeds to us of approximately $46.7 million.

From the effective date of the registration statement and until December 31, 2015, we had not completely used the net proceeds of the IPO. As a result of the failure of CureXcell to meet its primary endpoints in our Phase 3 DFU and VLU clinical trials, we have implemented a restructuring and cost-saving initiative and have adjusted our intended use of the remaining net proceeds of the IPO (which amounted to $26.6 million as of March 1, 2016). We currently expect that such proceeds will be used for a potential acquisition transaction for a new product candidate or other technology (to the extent that we do not use our ordinary shares as consideration in such an acquisition); for the clinical and regulatory development of any new product candidate acquired; and for other general corporate purposes.

None of the net proceeds of the IPO was paid directly or indirectly to any director or officer, of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15.          CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria.

(c)	Attestation Report of Registered Public Accounting Firm.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the JOBS Act provides an exemption for us from such requirement, as we qualify as an “emerging growth company” under the JOBS Act.

(d)   Changes in internal control over financial reporting

Based on the evaluation conducted by our management, with the participation of our principal executive and principal financial officers, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Over the course of 2015, as we continued as a reporting company under the Exchange Act, we continued to implement and to evaluate the effectiveness of our internal control over financial reporting in an effort to ensure that we can provide reasonable assurance concerning the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Item 16.                              [Reserved]

Item 16A.                           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yuval Yanai is an audit committee financial expert as defined by the SEC rules and is an independent director under the NASDAQ Listing Rules.

 Item 16B.                          CODE OF ETHICS

We have adopted a Corporate Code of Ethics and Conduct applicable to our executive officers, directors and all other employees. A copy of the code is delivered to every employee of Macrocure Ltd. and its subsidiary, and is available to investors and others on our website at http://investor.macrocure.com/corporate-governance.cfm or by contacting our investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a report of foreign private issuer on Form 6-K or on our website.

Item 16C.                           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Somekh Chaikin, Certified Public Accountants (Isr.), a Member Firm of KPMG International, an independent registered public accounting firm, for the years ended December 31, 2015 and 2014:

	(in thousands, US dollars)
	2015	2014
Audit Fees	$104	$296
Tax Fees	20	11
Total	$124	$307

(1)
“Audit fees” are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, the Registration Statement on Form F-1 related to our IPO, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

(2)	“Tax fees” are fees for tax services rendered by our auditors for tax compliance and for tax consulting associated with international transfer pricing.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

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

(iii)
Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ Listing Rule 5605(e) for a U.S. domestic issuer. Our board of directors handles this process, as is permitted by our amended articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

Item 16H.                           MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.                              FINANCIAL STATEMENTS

See pages F-2 through F-34 of this annual report.

Item 18.                              FINANCIAL STATEMENTS

Not applicable.

Item 19.                              EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MACROCURE LTD.

	By:	/s/ Nissim Mashiach
Date: April 19, 2016		Nissim Mashiach President and Chief Executive Officer

ANNUAL REPORT ON FORM 20-F INDEX OF EXHIBITS
Exhibit No.	Description

1.1
Articles of Association of Macrocure Ltd., as amended (incorporated by reference to Exhibit 1.1 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2014, filed by the registrant with the SEC on March 18, 2015)

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

4.4.1	Macrocure Ltd. 2013 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s Registration Statement on Form F-1, as amended (SEC File No. 333-196961))
4.4.2	Amendment No. 1 to Macrocure Ltd. 2013 Share Incentive Plan (incorporated by reference to Exhibit 10.2.1 to the registrant’s Registration Statement on Form F-1, as amended (SEC File No. 333-196961))
8.1	List of subsidiaries of the Registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, Certified Public Accountants (Isr.), a Member Firm of KPMG International

Macrocure Ltd. Consolidated Financial Statements As of December 31, 2015

Macrocure Ltd.

Consolidated Financial Statements as of December 31, 2015

Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Financial Position	F-3

Consolidated Statements of Loss and other comprehensive loss	F-4

Consolidated Statements of Changes in Equity	F-5

Consolidated Statements of Cash Flows	F-7

Notes to the Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Macrocure Ltd.

We have audited the accompanying consolidated statements of financial position of Macrocure Ltd. and its subsidiary (hereafter – the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

April 18, 2016

Macrocure Ltd.

Consolidated Statements of Financial Position as at

U.S. dollars in thousands

		December 31	December 31
	Note	2015	2014
Assets
Current assets
Cash and cash equivalents	4	20,966	10,868
Short-term investments	5	6,607	35,313
Other receivables	6	344	536
Total current assets		27,917	46,717

Non-current assets
Property and equipment, net	7	232	451
Intangible assets, net	8	-	276
Deposits	5	-	1,255

Total non-current assets		232	1,982

Total assets		28,149	48,699

Liabilities and Shareholders’ Equity

Current liabilities
Trade and other payables	9	1,279	2,488
Total current liabilities		1,279	2,488

Total liabilities

Shareholders’ equity	11
Ordinary shares of NIS 0.01 par value		47	45
Share premium		102,261	95,941
Capital reserves		7,821	6,167
Warrants held by shareholders		6,042	12,256
Accumulated deficit		(89,301)	(68,198)
Total shareholders’ equity		26,870	46,211

Total liabilities and shareholders’ equity		28,149	48,699

*   Represents an amount lower than $1.

The accompanying notes are an integral part of these consolidated financial statements.

Macrocure Ltd.

Consolidated Statements of Loss and Other Comprehensive Loss

U.S. dollars in thousands

			Year ended December 31
	Note		2015	2014	2013
Research and development expenses, net	14		15,369	15,542	9,303
General and administrative expenses	15		5,720	5,374	4,567

Operating Loss			(21,089)	(20,916)	(13,870)

Financing income	16	A	156	40	193
Financing expense	16	B	(18)	(4,544)	(4,498)
Financing income (expense), net			138	(4,504)	(4,305)

Loss before income tax			(20,951)	(25,420)	(18,175)
Taxes on income	17		(152)	(31)	(149)

Loss for the year			(21,103)	(25,451)	(18,324)

Other Comprehensive Loss that will be transferred to profit or loss:

Net change in fair value of available for sale financial assets			26	(26)	-

Total comprehensive loss for the year			(21,077)	(25,477)	(18,324)

Loss per share - basic and diluted (in U.S. dollars)	12		(1.16)	(2.15)	(2.46)

The accompanying notes are an integral part of these consolidated financial statements.

Macrocure Ltd.

Consolidated Statements of Changes in Equity

U.S. dollars in thousands

				Warrants
	Ordinary		Capital	held by	Accumulated
	shares	Premium	Reserve	shareholders	deficit	Total
For the year ended December 31, 2015:

Balance as of January 1, 2015	45	95,941	6,167	12,256	(68,198)	46,211

Total comprehensive loss for the year:

Other comprehensive income for the year	-	-	26	-	-	26
Loss for the year	-	-	-	-	(21,103)	(21,103)
Total comprehensive loss for the year	-	-	26	-	(21,103)	(21,077)

Expiration of options	-	79	(79)	-	-	-
Exercise of options and warrants	2	6,241	(13)	(6,214)	-	16
Share-based compensation	-	-	1,720	-	-	1,720
Balance as of December 31, 2015	47	102,261	7,821	6,042	(89,301)	26,870

The accompanying notes are an integral part of these consolidated financial statements.

Macrocure Ltd.

Consolidated Statements of Changes in Equity

U.S. dollars in thousands

					Warrants
	Ordinary	Preferred		Capital	held by	Accumulated
	shares	shares	Premium	Reserve	shareholders	deficit	Total
For the year ended December 31, 2014:

Balance as of January 1, 2014	20	* -	48,158	5,117	8,219	(42,747)	18,767

Total comprehensive loss for the year:

Other comprehensive loss for the year	-	-	-	(26)	-	-	(26)
Loss for the year	-	-	-	-	-	(25,451)	(25,451)
Total comprehensive loss for the year				(26)		(25,451)	(25,477)

Issuance of ordinary shares, net of issuance costs	25	(*)-	46,664	-	-	-	46,689
Expiration of warrants and options	-	-	308	(308)	-	-	-
Exercise of options and warrants	*-	-	811	(279)	(334)	-	198
Share-based compensation	-	-	-	1,663	-	-	1,663
Grant of warrants	-	-	-		4,371	-	4,371
Balance as of December 31, 2014	45	-	95,941	6,167	12,256	(68,198)	46,211

For the year ended December 31, 2013:

Balance as of January 1, 2013	20	* -	34,394	2,483	622	(24,423)	13,096
Issuance of Preferred shares	-	* -	13,750	-	-	-	13,750
Reclassification of warrants	-	-	-	-	7,597	-	7,597
Expiration of warrants and options	-	-	14	(14)	-	-	-
Share-based compensation	-	-	-	2,648	-	-	2,648
Loss for the year	-	-	-	-	-	(18,324)	(18,324)
Balance as of December 31, 2013	20	*-	48,158	5,117	8,219	(42,747)	18,767

*   Represents an amount lower than $1.

The accompanying notes are an integral part of these consolidated financial statements.

Macrocure Ltd.

Consolidated Statements of Cash Flows

U.S. dollars in thousands

		Year ended December 31
	Note	2015	2014	2013
Cash flows from operating activities:
Loss for the year		(21,103)	(25,451)	(18,324)

Adjustments:
Depreciation		98	106	89
Amortization		276	551	551
Finance expense (income), net		(138)	4,504	4,305
Capital gain from sale of property and equipment		(28)	-	-
Impairment of property and equipment		100	-	-
Taxes on income		152	31	149
Share based compensation		1,720	1,663	2,648
		2,180	6,855	7,742
Changes in operating assets and liability items:
Decrease in other receivable		128	158	118
Increase (decrease) in trade and other payables		(1,183)	692	440
		(1,055)	850	558

Income tax paid		(87)	(303)	-
Interest received		485	32	85
Net cash used in operating activities		(19,580)	(18,017)	(9,939)

Cash flows from investing activities:
Purchase of property and equipment		(12)	(227)	(116)
Proceeds from sale of property and equipment		61	-	-
Decrease (increase) in long terms deposits		9	(1,238)	2
Decrease (increase) in short-term investments		17,188	(17,829)	-
Investment in available for sale securities		(418)	(17,563)	-
Proceeds from available for sale securities		12,864	53	-
Net cash provided by (used in) investing activities		29,692	(36,804)	(114)

Cash flows from financing activities:
Proceeds from issuance of shares, net
of issuance costs		-	46,689	13,750
Exercise of warrants and options		16	198	-
Net cash provided by financing activities		16	46,887	13,750

Net increase (decrease) in cash and cash equivalents		10,128	(7,934)	3,697
Effect of exchange rate changes on cash and
cash equivalents		(30)	(193)	(24)
Cash and cash equivalents at beginning
of the year		10,868	18,995	15,322
Cash and cash equivalents at end of the year		20,966	10,868	18,995

The accompanying notes are an integral part of these consolidated financial statements.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 1 - The Reporting Entity

1.
Macrocure Ltd. (the “Company”) was incorporated in Israel on January 14, 2008. The registered address of the Company's office is 25 Hasivim St. Petach Tikva, Israel. Since its inception, the Company has been engaged in the biotechnology field and focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds, as well as other potential regenerative medicine applications.

On August 19 , 2015 the Data safety Monitoring Board , announced, based on pre-specified, futility analysis, that the venous leg ulcers (“VLU”) study is not expected to meet its primary end point.
On October 27, 2015 the Company announced that results from the diabetic foot ulcers (“DFU”) study did not meet its primary and secondary endpoint.

2.
As a result of the disappointing announcement of the Company Phase 3 trials, the Company does not anticipate proceeding with further clinical or regulatory steps towards the eventual commercialization of its product. Due to these results, the Company halted the development and manufacturing initiatives for its product, both by terminating the newly-commenced operations in the United States, and by ceasing research and development, and clinical activities, for its product, in Israel.

The Company expect that it will not generate any future revenues from the product and doesn’t currently have an alternate prospective source of future revenues.

The management is focused on identifying new business opportunities, while continuing to focus on managing and conserving its existing cash through cost reduction and restructuring initiatives.

3.	The Company has incurred operational losses in each year since its inception at a total amount of $89,301 as of December 31, 2015 and does not expect to generate revenue from marketing its products.

4.
On August 5, 2014 the Company closed an Initial Public Offering (“IPO”) of its ordinary shares, which resulted in the sale of 5,350,000 ordinary shares at a public offering price of $10 per share, before underwriting discounts. The Company received net proceeds from the IPO of approximately $46.7 million (net of issuance costs and underwriting discounts of approximately $6.8 million).

In addition, 81,435 preferred A shares and 27,241 warrants to purchase preferred A shares were automatically converted into 3,746,010 ordinary shares and 1,253,086 warrants to purchase ordinary shares, respectively. In addition, the vesting of the remaining unvested portion of the options to purchase 859,602 ordinary shares held by an officer of the Company was accelerated.

5.	The consolidated financial statements of the Company as of and for the year ended December 31, 2015 comprise the Company and its wholly owned U.S. subsidiary (together referred to as the “Company”).

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 2 - Basis of Preparation

A.           Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”).

These condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 18, 2015.

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

Critical estimates computed by the Company that may cause a material adjustment to the carrying amounts of liabilities in the future periods are discussed below:

Fair value of share-based compensation: The Company grants share-based compensation to employees and consultants. The fair value of the share options is measured at the grant date using the Black-Scholes option pricing model and assumptions regarding unobservable inputs used in the valuation models.

The value of the transactions, measured as described above, is recognized as an expense over the vesting period. Concurrently with the periodic recognition of an expense, an increase is recognized in a capital reserve, within the Company’s equity. See Note 11C (4) for the assumptions used to calculate the fair value of options.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by the Company entities.

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

C.           Financial instruments

(1)           Non-derivative financial assets

Initial recognition of financial assets
The Company initially recognizes receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument, meaning on the date the Company undertook to purchase or sell the asset. Non-derivative financial instruments comprise deposits, investments in debt securities, accounts receivable and cash and cash equivalents.

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

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 3 - Significant Accounting Policies (cont’d)

C.           Financial instruments (cont’d)

(1)           Non-derivative financial assets (cont’d)

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

(3)           Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of the shares are recognized as a deduction from equity, net of any tax effects.

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

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

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

Gains and losses on disposal of a property and equipment items are determined by comparing the net proceeds from disposal with the carrying amount of the asset, and are recognized in profit or loss.

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

The estimated useful lives for the current and comparative periods are as follows:

●	Furniture and office equipment	11 years
●	Laboratory equipment	3-7 years
●	Computers	3 years
●	Leasehold improvements	The shorter of the lease term and the useful life

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

As of December 31, 2015, no development expenditures have met the recognition criteria and thus the Company expensed all of its development expenditures as incurred.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

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

As of December 31, 2015, no deferred tax assets have been recorded since it is not probable that the Company will have future taxable income against which any tax losses, benefits or deductible temporary differences can be utilized.

I.	Employee benefits

(1)           Post-employment benefits

The Company's liability for severance pay is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 ("Section 14"). The majority of the Company’s employees are included under this section and are entitled only to monthly deposits made in the employee’s name with insurance companies at a rate of 8.33% of an employee’s monthly salary. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The funds deposited are made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are accounted for as defined contribution benefits and accordingly are not reflected in the statement of financial position, as the severance pay risks have been irrevocably transferred to the severance funds.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

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

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant. Unconditional government grants are recognized when the Company is entitled to receive them. Grants that compensate the Company for expenses incurred are presented as a deduction from the corresponding expense

Grants from the Israel Office of the Chief Scientist (“OCS”) with respect to research and development projects are accounted for as forgivable loans according to IAS 20. Grants received from the OCS are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value of the liability on the date of the receipt of the grant is recognized as a deduction from research and development expenses.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 3 - Significant Accounting Policies (cont’d)

J.	Government grants (cont’d)

As of December 31, 2015, the Company’s management estimates that the Company will not be required to refund grants received from the OCS which relate to an inactive research and development project, and accordingly, no provision was included in the financial statements.

K.            Financing income and expenses

Financing income includes interest income and foreign currency gains . Interest income is recognized as it accrues using the effective interest method.

Financing expense includes bank charges, changes in foreign currency losses and change in fair value of warrants held by shareholders before the recapitalization event in 2013, see also Note11B4, and an amount that reflects a line of credit provided to the Company in 2014, see also Note 10H.

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

N.            New standards and interpretations not yet adopted

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

The Group has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

IFRS 16, Leases
IFRS 16 sets out the principles of the recognition, measurement, presentation, and disclosure of leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted for entities that apply IFRS 15, Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 4 - Cash and Cash Equivalents

	December 31
	2015	2014
Cash for immediate withdrawal	20,709	2,531
Bank deposits (*)	257	8,337

	20,966	10,868

(*)  Bank deposits bear interest of 0.07%

Due to a contractual requirement to provide a bank guaranty to the lessor of the Company’s offices, the Company was required by the bank to maintain a minimum level of cash and cash equivalents as security for the bank guaranty in the amount of $60, linked to the Consumer Price Index (“CPI”), however, no specific deposit is required to be designated for that specific purpose (see also Note 10G).

Note 5 - Investments

	December 31
	2015	2014
Available for sale debt securities	4,720	17,484
Bank deposits (*)	1,887	17,829

	6,607	35,313
Long-term investments:
Deposits (*)	-	1,255

(*)  Bank deposits bear interest ranging from 0.25% to 1.4%.

Note 6 – Other Receivable

	December 31
	2015	2014
Government authorities	110	149
Prepaid expenses	106	157
Healthcare professionals – see Note 10B	95	171
Other	33	59

	344	536

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 7 - Property and Equipment, Net

Composition of property and equipment and the depreciation thereof, grouped by major classifications and the changes during the year ended at December 31, 2015 is as follows:

	Cost			Accumulated depreciation
	Balance at the beginning of the year	Additions (disposals)	Balance at year end	Balance at the beginning of the year	Additions (disposals)	Balance at year end	Property and equipment, net
Buildings under construction	100	(100)	-	-	-	-	-
Furniture and Office equipment	31	(13)	18	12	(6)	6	12
Computers	191	5	196	126	35	161	35
Leasehold improvements	221	(2)	219	115	19	134	85
Laboratory equipment	441	(144)	297	280	(83)	197	100

	984	(254)	730	533	(35)	498	232

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

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 8 - Intangible Assets

A.	Composition of Intangible assets and the amortization thereof and changes during the years ending at December 31, 2015 and 2014 are as follows:

	December 31
	2015	2014

Cost:
Balance at the beginning of the year	2,541	2,541
Additions	-	-

Balance at the end of the year	2,541	2,541

Accumulated depreciation:
Balance at the beginning of the year	2,265	1,714
Additions	276	551

Balance at the end of the year	2,541	2,265

Depreciated cost	-	276

B.	Intangible assets represent acquired Licensed Technology including additional acquisition related costs (see Note 10A).
The Company estimates the useful life of the Licensed Technology in accordance with the duration of the patent, which was expired in June 2015. Amortization of the intangible asset is included in research and development expenses.

Note 9 - Trade and Other Payables

	December 31
	2015	2014
Trade payables	394	61
Payroll and related accruals	266	845
Government authorities	40	59
Accrued expenses	579	1,509
Other payables	-	14

	1,279	2,488

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 10 - Contingent Liabilities and Commitments

A.
In January 2008 and January 2011, the Company entered into  agreements with Professor David Danon (the “Researcher”) to acquire a license to use technology relating to culturing macrophages from blood (the “Licensed Technology”).

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

The Company estimated the fair value of the options on the date of grant to be approximately $1,179. This amount was capitalized in the Company's financial statements to the Intangible assets which represents the Licensed Technology (see also Note 8).

B.
In January 2008, the Company entered into an agreement with Magen David Adom (“MDA Agreement”), Israel’s national blood bank, under which MDA which used to supply the blood that served as the raw material for, and manufactured, the Company's CureXcell product in Israel. The MDA Agreement terminated upon the expiration of a certain patents in June 2015. The CureXcell product was sold to health care professionals in Israel for clinical purposes as part of the Company’s research and development activities.

Research and development expenses are presented net of proceeds received from sales of CureXcell to healthcare professionals in Israel since these sales are an integral part of the Company’s research and development activities rather than standalone revenues in the ordinary course of business (see Note 14).

C.
In July 2010 and March 2013, the Company entered into an agreement with the American Red Cross (“ARC”) to provide raw materials, produce the clinical trial supplies of the Company’s CureXcell for North America, and provide space used by the Company in the ARC’s facility . On November 17, 2015, the Company terminated the agreement as a consequence of the negative outcome of the Phase III trials and was required to pay a termination fee in the amount of $72.

D.
In September 2013, the Company entered into a Master Services Agreement with a contract service organization (the “CRO”),  pursuant to which it retained the CRO to carry out the Company's clinical trials and implement the trial process planned by the Company's clinical trials team. Work is carried out by the CRO on a project by project basis, in accordance with project work orders submitted by the Company.

During 2015 and 2014, the service provided by the CRO was in the amount of $2,388 and $2,962 , respectively.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 10 - Contingent Liabilities and Commitments (cont’d)

E.
In February 2014, the Company entered into a manufacturing agreement with a third-party (the “Manufacturer”), for the manufacture of the kits of sterile plastic transfusion and infusion bags.  On November 17, 2015,  following the failure of the clinical trials, the Company terminated the agreement.

F.            Office of Chief Scientist

The Company partially financed its research and development expenditures under programs sponsored by the OCS for the support of certain research and development activities conducted in Israel. In return for the OCS’s participation, the Company is committed to pay royalties at a rate of 3% - 4.5% of sales of the developed products linked to U.S. dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. As of December 31, 2015 the Company’s total commitment for royalties payable with respect to future sales, based on OCS participation received, totaled approximately $800 (including accrued LIBOR interest). In addition, the OCS may impose certain conditions on any arrangement under which it permits the Company to transfer know-how or development and manufacturing out of Israel.

As of December 31, 2015, following the failure of the clinical trials, the Company’s management estimates that the Company will not be required to refund grants received from the OCS, and accordingly, no provision was included in the financial statements.

G.            Line of credit

On July 10, 2014, the Company entered into a convertible loan agreement with a related party (‘‘the Lender’’), pursuant to which the Lender has made available a line of credit to the Company in an amount of up to $10 million that the Company may draw upon in one or more installments, at its sole discretion. The line of credit would expire upon the earlier of (i) the consummation of an IPO or (ii) 12 months following the execution of the convertible loan agreement. Any amounts outstanding under the line of credit as of the consummation of an IPO will automatically convert into ordinary shares of the Company to be issued to the Lender at the price per share being paid by the public in an offering.

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

Further to that mentioned in Note 1(3), on August 5, 2014 , the Company closed an IPO of its ordinary shares and the Company’s right to drew funds under the convertible credit line was terminated.

As a result of the aforesaid, the Company recognized a financing expense in 2014 at the amount of $4,371 that reflects the line of credit provided, and on the other hand an increase in warrants held by shareholders based on the fair value of the warrants which was determined according to the Company’s equity value.

On February 12, 2015 the Lender exercised the warrants into ordinary shares.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 10 - Contingent Liabilities and Commitments (cont’d)

H.            Litigation

In March 2015, Cognate Bioservices, Inc. and other plaintiffs (together – “Cognate”) added the Company as a defendant in a case in the U.S. District Court of Maryland (the “U.S. Court”) that they had brought against the Company’s former employee in July 2, 2014, for, among other things, misappropriation of trade secrets. Cognate’s amended complaint had alleged, among other claims, that the Company had violated the Computer Fraud and Abuse Act and had misappropriated products and trade secrets of Cognate. Cognate had also initiated a related proceeding against the Company in the Israeli Magistrate Court of Rishon Lezion (the “Israeli Magistrate Court”), in which the U.S. Court had requested that certain evidence be collected from the Company. On March 10, 2016, the U.S. Court dismissed the action against the Company. On April 7, 2016, Cognate filed a motion to alter or amend the U.S. District Court’s March 10, 2016 judgment. In its motion to alter or amend the judgment, Cognate stated that it has settled its claims with the former employee. On April 12, 2016, the Israeli Magistrate Court, deciding as authorized by the Israeli Central District Court (the “Israeli District Court”), dismissed the proceedings against the Company in that court, in light of the dismissal in the U.S. case, and cancelled its order to turn over the laptop computer to Cognate. The court also held that the Company was entitled to reimbursement of costs associated with the proceedings in the Israeli courts.

On April 14, 2016, the Company filed with the Israeli District Court a motion to withdraw its motion for leave to appeal without costs. On the same day, the motion was granted by the Israeli District Court.

Management does not expect any financial exposure and cannot assess any possible development of the litigation and its chances.

Note 11 - Equity

A.            Share capital

Composed as of December 31, 2015 and 2014 of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31		December 31
	Authorized		Issued and paid
	2015	2014	2015	2014

Ordinary share	100,000,000	100,000,000	17,057,757	16,262,465

1.            Rights attached to share

Each ordinary share is entitled to one vote at meetings of the Company’s shareholders, to appoint, dismiss and replace directors, to receive bonus shares, profits and dividends as declared by the Board of Directors and to participate in distribution of surplus assets of the Company upon its liquidation.

2.            Share split

On July 18, 2014, the Company effected a bonus share distribution of 46-to-1 bonus shares (equivalent to a 46-for-1 stock split). For accounting purposes, this transaction was recorded as a stock split and accordingly, all ordinary shares, options to ordinary shares, warrant to ordinary shares and loss per share amounts have been adjusted retroactively for all periods presented in these financial statements. In addition the conversion rate for each preferred A share and warrant to preferred A share was adjusted to reflect such bonus share distribution. See also note 11A(3).

3.            Conversion of series A preferred shares

See Note 1(4) regarding the automatic conversion of series A preferred shares and warrants to preferred A shares to ordinary shares and warrants to ordinary shares, respectively, as part of the Company’s IPO.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 11 - Equity (Cont’d)

B.            Financing rounds

1.
During 2008 and 2009, the Company entered into share purchase agreements with third-party investors (the “2008 and 2009 Agreements”), pursuant to which the Company issued total of 2,168,072 ordinary shares, warrants to purchase 156,584 ordinary shares at an exercise price equal to the par value, and warrants to purchase 183,218 ordinary shares at an exercise price of $10.54 per share, for total consideration of $12,565 (net of issuance costs of $428).

As of December 31, 2015, 156,584 warrants have been exercised for consideration of their par-value, 36,708 warrants were exercised for total consideration of $388 and 146,510 warrants expired.

2.
During the years 2010-2012, the Company entered into share purchase agreements with several investors (the “2010 and 2012 Agreements”), pursuant to which the Company issued total of 1,950,308 Preferred A shares and warrants to purchase 975,338 Preferred A shares at an exercise price of $15.39 per share. The warrants were fully vested upon the closing of each of the agreements and are exercisable until the earlier of: (i) 5 years after the closing date of each of the agreements; or (ii) certain merger or acquisition events. The investors may exercise the warrants either in a cash or cashless manner.

The total consideration was $24,826 (net of total issuance costs of $102) and was allocated to warrants classified as a derivative liability due to their net share settlement feature, based on their fair value at the grant date, using the Black-Scholes option-pricing model. The remaining amount was allocated to Preferred A shares and share premium. The warrants were measured at fair value through profit or loss.

In July 2013, the warrants that were granted to the investors under the 2010 and 2012 Agreements were amended such that (i) the exercise price per each Preferred A share issuable upon the exercise of each such warrant was reduced to NIS 0.01; (ii) the number of Preferred A warrants was increased by additional 261,786 Preferred A warrants (approximately 2.5% of the Company’s fully diluted share capital following the Recapitalization as defined below) and were granted to the holders of such warrants on a pro-rata basis; and (iii) all Preferred A warrants were fully vested and are exercisable until certain M&A events ("Recapitalization").

Following the above mentioned reduction in the exercise price of the warrants granted under the 2010 and 2012 Agreements, the Company changed the warrants classification from derivative instruments measured at fair value through profit and loss to equity, since upon the change in exercise price the warrants became “in substance” shares and no longer met the definition of derivatives in accordance with IAS 32.

Total number of warrants to preferred A shares exercised into ordinary shares during 2015 and 2014 is 197,432 and 54,464, respectively.

3.
In July 2013, following the Recapitalization, the Company entered into a share purchase agreement (the "2013 Agreement") with some of the Company's existing shareholders as well as new investors, pursuant to which the Company issued 1,795,702 Preferred A shares for an aggregate purchase price of $13,750 (net of issuance costs of $300).

The proceeds from the 2013 Agreement were allocated to Preferred A shares and share premium.

4.	See Note 1(4) regarding the Company’s IPO.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 11 - Equity (Cont’d)

C.	Share-based compensation

(1)	Expense recognized in the statement of loss and other comprehensive loss is as follows:

The expense that was recognized for services received from employees and service providers is as follows:

	Year ended December 31
	2015	2014
Research and development	386	452
General and administrative	1,334	1,211

Total share-based compensation	1,720	1,663

(2)           Share based compensation plans for employees and consultants:

The Company has reserved for issuance as share options two option plans for employees and consultants limited to 2,931,639 options to purchase ordinary shares. As of December 31, 2015, 1,032,148 ordinary shares of the Company were still available for future grant. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Options granted under the Company’s 2008 and 2013 Israeli Share Option Plan (hereinafter- “Plan”) are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options for employees vest over a period of two to four years.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 11 – Equity (cont’d)

C.	Share-based compensation (cont’d)

(3)	Option grants during 2015 and 2014:

1.	On April 13, 2014, the Company granted 370,070 options to purchase ordinary shares under the Plan for an exercise price of $10.20 per share to its employees and consultant.

2.	On July 22, 2014, the Company granted 219,972 options to purchase ordinary shares under the Plan for an exercise price of $10.00 per share to its Board of Directors members.

3.	On December 31, 2014, the Company granted 50,000 options to purchase ordinary shares under the Plan for an exercise price of $7.32 per share to its employee.

4.
In February, March and May 2015, the Company's Board of Directors approved a grant of 305,000 options to certain officers under the Company’s 2013 Option Plan (hereinafter- “Plan”) at an weighted average exercise price of US$9.66 per share. Under the Plan, the options vest over a period of four years and are exercisable within 10 years from the date of grant, upon payment of an exercise price.

5.
In March 2015, the Company's Board of Directors approved a grant of 135,000 options to the Company President and CEO under the Company’s 2013 Plan  at an exercise price of US$9.33 per share. The vesting of the options would occur over a four year period but would only begin upon the achievement of a particular milestones. The options are exercisable within 10 years from the date of grant, upon payment of an exercise price.

In the second half of 2015, the milestones weren’t achieved and therefore the options were forfeited.

6.
In June and August, 2015,  the Company's Board of Directors approved a grant of 168,640 options to certain officers and employees, under the Company’s 2013 Plan at an weighted average exercise price  of US$13.63 per share. The vesting of the options would occur over a four year period but would only begin upon the achievement of a particular milestones. The options are exercisable within 10 years from the date of grant, upon payment of an exercise price.

In the second half of 2015, the milestones weren’t achieved and therefore the options were forfeited.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 11 – Equity (cont’d)

C.	Share-based compensation (cont’d)

(4)	The number and weighted average exercise prices of options are as follows:

	Weighted average exercise price		Number of options
	2015	2014	2015	2014
	U.S. Dollar	U.S. Dollar
Outstanding at January 1	7.22	5.78	1,849,106	1,341,544
Expired	8.68	6.72	(9,246)	(80,592)
Forfeited	10.30	-	(800,859)	-
Exercised	10.20	4.67	(1,518)	(67,850)
Granted	10.69	9.85	608,640	656,004
Outstanding at December 31	7.00	7.22	1,646,123	1,849,106

	Options outstanding as of December 31, 2015
	Number of options	Weighted average remaining contractual life	Weighted average exercise price

Range of exercise prices (U.S. Dollar)
0.01 – 3.26	845,066	7.21	2.47
4.91 – 7.32	61,548	4.32	4.91
9.68 – 16.04	739,509	8.43	12.37
	1,646,123	7.65	7.00

	2015 Grant	2014 Grant
Share price (in U.S. dollar)	3.35-13.85	7.25-9.80
Expected life of share options (in years)(*)	5-7	5.5-7.0
Expected volatility	72%-91%	104%-127%
Risk-free interest rate	1.94%-2.35%	1.85%-2.28%
Dividend yield	0%	0%

(*)
The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contractually expiry date), as adequate historical experience is not available to provide a reasonable estimate.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 12 - Basic and Diluted Loss Per Share

Basic and Diluted

Basic and Diluted loss per share is calculated by dividing the loss of the Company by the weighted average number of the issued and outstanding ordinary shares during the year, including Weighted average number of warrants and options to purchase ordinary shares which were granted with an exercise price of par value (2015 – 1,510,609, 2014 – 1,083,605, 2013 - 387,412).

	Year ended December 31
	2015	2014	2013
Loss for the year	(21,103)	(25,451)	(18,324)
Weighted average number of Ordinary shares outstanding	18,248,340	11,863,372	7,444,042

Basic and diluted loss per share (in U.S. dollars)	(1.16)	(2.15)	(2.46)
Number of options excluded from the diluted loss per share
calculation due to their anti-dilutive effect	1,439,951	1,826,152	4,254,402

Note 13 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

—	Credit risk
—	Liquidity risk
—	Market risk

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

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and other receivables.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 13 - Financial Instruments (cont’d)

C.	Credit risk (cont’d)

Cash and cash equivalent and short-term deposits
On December 31, 2015 and 2014, the Company held cash and cash equivalents of $20,966 and $10,868, respectively. In addition on December 31, 2015 and 2014, the Company held short-term deposits of $1,887 and $17,829, respectively. The Company’s cash and cash equivalents and deposits are deposited with financial institutions having a high credit rating.

Available for sale financial Assets
On December 31, 2015 and 2014, the Company held Available for sale financial Assets of $4,720 and $17,484 , respectively. The Company’s Available for sale financial assets comprised of debt securities issued by corporations that have a credit rating of at least A1/A+ (from three different rating agencies).

The maximum exposure to credit risk for investments in debt instruments by type of counterparty was as follows:

	December 31
	2015	2014
Available-for-sale financial assets:
Debentures issued by entities:
Rated AA+	1,738	-
Rated AA	374	2,784
Rated AA-	2,608	5,473
Rated A+	-	7,009
Rated A	-	2,218
	4,720	17,484

D.	Liquidity risk

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

As of December 31, 2015 and 2014 the Company’s contractual obligation of financial liability is in respect of trade and other payables in the amount of $1,279 and $2,488  respectively. The contractual maturity of this financial liability is less than one year and in its carrying amount.

The contractual obligations do not include royalties that the Company may be obligated to pay to MDA or the OCS, as detailed under Note 10G based upon future sales of its products, as the Company is unable to estimate the actual amount or timing of these costs that will incur in the future to these parties.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 13 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(1)	Foreign currency risks

The Company’s activities are partly denominated in foreign currencies, which exposes the Company to risks resulting from changes in exchange rates. The Company does not use derivatives to hedge currency risk.

The Company’s exposure to foreign currency risk was as follows:

(a)	The exposure to foreign currency risk

The Company’s exposure to foreign currency risk was as follows:

	December 31, 2015
	Unlinked	NIS	Euro	Total
Financial assets and financial liabilities:
Current assets:
Cash and cash equivalents	20,478	488	-	20,966
Short term investments	6,607	-	-	6,607
Other receivable	92	145	-	237
Current liabilities:
Trade and other payable	(976)	(157)	(146)	(1,279)

	26,201	476	(146)	26,531

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 13 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risks (cont’d)

(a)              The exposure to foreign currency risk (cont’d)

	December 31, 2014
	Unlinked	NIS	Total
Financial assets and financial liabilities:
Current assets:
Cash and cash equivalents	9,802	1,066	10,868
Short term investments	35,313	-	35,313
Other receivables	184	339	523
Non-current assets
Deposits	1,246	9	1,255
Current liabilities:
Trade and other payable	(2,132)	(366)	(2,498)

	44,413	1,048	45,461

(b)	Sensitivity analysis

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

	December 31, 2015		December 31, 2014
	Increase	Decrease	Increase	Decrease
	Profit (loss)*	Profit (loss)*	Profit (loss)*	Profit (loss)*
Change in the exchange rate of:
5% in the NIS	23	(23)	45	(45)
10% in the NIS	46	(46)	90	(90)
5% in the Euro	(7)	7	-	-
10% in the Euro	(14)	14	-	-

*             The effect of the change on equity is the same as on profit or loss.

(2)	Security price risk

As of December 31, 2015, the Company has debt securities classified as available for sale financial investments, for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

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

A change in debt security prices would have increased (decreased) equity by the amounts shown below (including tax effects):

	December 31, 2015		December 31, 2014
	Profit or (loss)	Equity	Profit or (loss)	Equity
Increase of 5%	62	233	223	868
Increase of 10%	124	466	453	1,736
Decrease of 5%	-	(233)	-	(868)
Decrease of 10%	-	(466)	-	(1,736)

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

The table below analyzes financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Available-for-sale financial
assets	4,720	-	-	4,720

	4,720	-	-	4,720

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 13 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Available-for-sale financial
assets	17,484	-	-	17,484

	17,484	-	-	17,484

Note 14 - Research and Development Expenses, Net

	Year ended December 31
	2015	2014	2013
Payroll and related expenses	2,613	2,618	2,065
Materials, subcontractors and consultants	12,264	12,387	6,498
Depreciation and amortization	298	573	631
Rent, insurance and maintenance	71	198	182
Other	246	209	379
	15,492	15,985	9,755
Less – income from healthcare professionals (see Note 10B)	123	443	452

	15,369	15,542	9,303

Note 15 - General and Administrative Expenses

	Year ended December 31
	2015	2014	2013
Payroll and related expenses	2,554	2,575	3,927
Professional expenses	2,406	1,895	431
Rent, insurance and maintenance	418	241	141
Other	342	663	68

	5,720	5,374	4,567

Note 16 - Financing Income (Expense), Net

A.	Financing income

	Year ended December 31
	2015	2014	2013
Interest income	126	40	94
Net foreign exchange income	30	-	99

	156	40	193

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 16 - Financing Income (Expense), Net (cont’d)

B.	Financing expenses

	Year ended December 31
	2015	2014	2013
Credit line (See Note 10G)	-	4,371	-
Bank charges	18	15	15
Net foreign exchange loss	-	158	-
Change in fair value of warrants held by shareholders	-	-	4,483

	18	4,544	4,498

Financing income (expenses), net	138	(4,504)	(4,305)

Note 17 - Taxes on Income

A.	Details regarding the tax environment of the Company

(1)           Corporate tax rate

(a)	Presented below are the tax rates relevant to the Company in the years 2013-2015: 2013 - 25% 2014 – 26.5% 2015 - 26.5%

(b)	After the reporting date, On January 4, 2016 the Knesset plenum approved the corporate tax rate would be reduced by 1.5% from 26.5% to 25% as from January 1,2016.

(c)
On February 4, 2010, Amendment 174 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – the “Ordinance”) was published in the Official Gazette. The amendment added Section 87A to the Ordinance, which provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007, 2008 and 2009 tax years even if this standard was applied when preparing the financial statements (hereinafter – the “Temporary Order”). On January 12, 2012, Amendment 188 to the Ordinance was issued, according by which the Temporary Order was amended so that Standard 29 shall not apply when determining the taxable income for 2010 and 2011. On July 31, 2014 Amendment 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years, effective retroactively as from January 1, 2012.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

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

(4)
Macrocure Inc., the U.S. subsidiary is taxed based on U.S. tax laws. The tax rates applicable to the subsidiary is approximately 35% (Federal and State). Taxes on income recorded in profit or loss are current tax expenses of this subsidiary.

B.           Unrecognized deferred tax assets

As of December 31, 2015 and 2014, the Company had carry forward losses for tax purposes in the amount of $52,666 and $36,624, respectively. The tax losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2015 and 2014, the Company had deductible temporary differences in the net amount of $17,560 and $13,009, respectively.

The Company has not recorded deferred tax assets with respect to carry forward losses and deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

Macrocure Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2015

U.S. dollars in thousands (except share and per share data)

Note 17 - Taxes on Income (cont’d)

(2)	Benefits under the Law for the Encouragement of Capital Investments (cont’d)

C.            Tax assessments

The Company and its subsidiary have not been assessed since incorporation. In accordance with the Israeli Income Tax Ordinance, tax assessments of the Company through tax year 2011 are considered final.

D.	Theoretical tax

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is current year tax losses and benefits for which no deferred tax assets were created.

Note 18 - Geographical Information

The Company’s non-current assets based on their geographical locations are as follows:

	Year ended December 31
	2015	2014
Israel	166	511
United States	66	216

	232	727

Note 19 - Related Parties

Compensation and benefits to key management personal

In addition to their salaries, the Company provides non-cash benefits to a director and executive officers (such as a car, medical insurance, etc.), and contributes to a post-employment defined benefit plan on their behalf. The Company’s executive officers are subject to mutual term of notice of 3-9 months.

Executive officers also participate in the Company’s share option programs. For further information see Note 11C regarding share-based compensation.

Compensation and benefits to key management personnel (including directors) are as follows:

	Year ended December 31
	2015		2014
	Number of	Amount in	Number of	Amount in
	people	$ in thousands	people	$ in thousands
Short-term benefits	11	1,919	10	2,298
Share-based compensation	10	1,291	9	1,445
Total		3,210		3,743

For further information regarding convertible loan agreement with a related party see Note 10H.

Note 20 - Subsequent Events

On March 10, 2016, the US Court dismissed the action brought against the Company by Cognate and on April 12, 2016, the Israeli Magistrate Court dismissed the proceedings against the Company in light of the dismissal in the U.S. case , see also Note 10H.